Exhibit 99.2

   DUNDEE CORPORATION

    CONSOLIDATED FINANCIAL STATEMENTS

   AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2008

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements, the notes thereto and other financial information contained in the management’s discussion and analysis, are the responsibility of and have been prepared by the management of Dundee Corporation.  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, of necessity, include items that reflect the best estimates and judgment of management.  Financial information presented elsewhere in this document is consistent with that shown in the consolidated financial statements.

Management has developed and maintains a system of internal accounting controls that is designed to ensure that transactions are properly authorized and recorded as they occur and to provide reasonable assurance that the Company’s assets are protected from unauthorized use.  Management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has a process in place to evaluate disclosure controls and procedures in line with Canadian securities regulations.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control.  The Audit Committee, which is currently comprised of five independent directors, reviews the interim and annual consolidated financial statements and management’s discussion and analysis and recommends them for approval by the Board of Directors.  Other key responsibilities of the Audit Committee include the monitoring of the Company’s system of internal control over financial reporting, including disclosure controls, and reviewing the qualifications, fees, independence and performance of the external auditors.  The Audit Committee reports its findings to the Board of Directors before the consolidated financial statements are approved by the Board of Directors.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards.  The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related matters.

(signed)	(signed)

Ned Goodman	Joanne Ferstman
President and	Executive Vice President,
Chief Executive Officer	Chief Financial Officer and Corporate Secretary

Toronto, Canada
April 7, 2009

DUNDEE CORPORATION

Independent Auditors’ Report

To the Directors of Dundee Corporation:

We have completed integrated audits of Dundee Corporation’s (the “Company”) 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008.  Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of the Company as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the years then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

As described in note 1 to the consolidated financial statements, the Company adopted new accounting standards related to disclosure and presentation of financial instruments and inventories on January 1, 2008.

Internal control over financial reporting

We have also audited Dundee Corporation’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control Over Financial Reporting”, which appears on Page 2 of the Company’s Annual Report on Form 40-F.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 7, 2009

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D B A L A N C E S H E E T S
As at December 31, 2008 and 2007
(expressed in thousands of Canadian dollars)
		2008	2007

ASSETS
Cash and cash equivalents		$167,584	$126,915
Accounts receivable		406,076	399,904
Client accounts receivable (note 4)		389,282	408,778
Trading securities owned (note 5)		161,882	263,943
Available-for-sale securities (note 6)		294,730	645,181
Equity accounted investments (note 7)		160,339	289,041
Deferred sales commissions (note 8)		234,027	207,005
Capital, real estate and other assets (note 9)		526,256	559,603
Goodwill and other intangible assets (note 10)		740,784	705,439
Assets of discontinued operations (note 3)		-	3,287
TOTAL ASSETS		$3,080,960	$3,609,096
LIABILITIES
Bank indebtedness (note 11)		$-	$43,125
Accounts payable and accrued liabilities		291,029	350,515
Client deposits and related liabilities (note 12)		408,647	423,320
Trading securities sold short (note 5)		43,951	106,521
Income taxes payable		8,472	46,319
Corporate debt (note 13)		529,507	355,714
Series 1 preference shares, DundeeWealth (note 14)		152,978	152,655
Preference shares, series 1 (note 14)		147,371	147,020
Future income tax liabilities (note 20)		3,024	134,862
Liabilities of discontinued operations (note 3)		-	2,395
		1,584,979	1,762,446
NON-CONTROLLING INTEREST		615,142	726,394
SHAREHOLDERS' EQUITY
Share capital (note 15)
Common shares		288,398	292,538
Contributed surplus		11,549	7,513
Retained earnings		604,075	818,885
Accumulated other comprehensive (loss) income (note 16)		(23,183)	1,320
		880,839	1,120,256
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$3,080,960	$3,609,096
The accompanying notes are an integral part of these consolidated financial statements.

Commitments, contingencies and off-balance sheet arrangements (note 24)

Approved by the Board:

(signed) Ned Goodman	(signed) Garth A.C. MacRae
Director	Director

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S
For the years ended December 31, 2008 and 2007
(expressed in thousands of Canadian dollars, except per share amounts)
	2008	2007

REVENUES
Management fees	$464,288	$557,268
Redemption fees	16,833	14,725
Financial services	325,360	418,234
Real estate revenues	400,925	355,862
	1,207,406	1,346,089
Investment income (note 17)	21,249	52,843
	1,228,655	1,398,932
EXPENSES
Selling, general and administrative (notes 18 and 19)	343,157	347,916
Variable compensation	229,137	283,058
Trailer service fees	134,234	129,355
Operating costs, real estate	286,538	229,909
	993,066	990,238
OPERATING EARNINGS BEFORE INTEREST,
TAXES, AND OTHER NON-CASH ITEMS	235,589	408,694
Amortization of deferred sales commissions	81,868	67,508
Depreciation, depletion and amortization	21,409	27,042
Interest expense	31,908	39,275
Share of losses (earnings) of equity accounted investees (note 17)	35,690	(29,932)
Fair value adjustments (notes 6 and 7)	385,292	37,607
Foreign exchange loss (gains)	12,593	(5,413)
Unrealized (gain) on exchangeable debentures (note 13)	(1,314)	(18,237)
OPERATING EARNINGS (LOSS) BEFORE UNDERNOTED ITEMS	(331,857)	290,844
Dilution gains (note 3)	578	136,591
Loss on sale of subsidiary (note 3)	(17,679)	-
	(348,958)	427,435
Income taxes (note 20)
Current	62,461	103,678
Future	(140,850)	(12,208)
	(78,389)	91,470
Non-controlling interest	(74,308)	58,326
NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS	(196,261)	277,639
Earnings (loss) from discontinued operations of DundeeWealth,
net of tax and non-controlling interest (note 3)	69	(79,815)
Share of earnings of discontinued operations of Dundee REIT,
net of tax (notes 3 and 17)	-	95,909
NET (LOSS) EARNINGS FOR THE YEAR	$(196,192)	$293,733

NET (LOSS) EARNINGS PER SHARE (note 21)
Basic
Continuing operations	$(2.62)	$3.68
Discontinued operations	-	0.22
Basic net (loss) earnings per share	$(2.62)	$3.90
Diluted
Continuing operations	$(2.62)	$3.49
Discontinued operations	-	0.29
Diluted net (loss) earnings per share	$(2.62)	$3.78
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C O M P R E H E N S I V E ( L O S S ) I N C O M E
For the years ended December 31, 2008 and 2007
(expressed in thousands of Canadian dollars)
	ref	2008	2007
NET (LOSS) EARNINGS FOR THE YEAR		$(196,192)	$293,733
Other comprehensive (loss) income
Unrealized losses on available-for-sale securities	a	(231,590)	(42,440)
Transfer of unrealized losses to net earnings	b	198,772	22,286
Reversal of unrealized losses on available-for-sale securities	c	677	-
Unrealized foreign currency gain on forward contract	d	1,516	-
Unrealized foreign currency translation	e	12,488	(9,160)
Transfer of unrealized gains from foreign currency translation to net earnings	f	(1,284)	-
Share of other comprehensive loss of equity accounted investees	g	(1,174)	(10,234)
Non-controlling interest		(3,908)	12,685
Other comprehensive loss from continuing operations		(24,503)	(26,863)
Unrealized loss from discontinued operations, net of non-controlling interest	h	-	(94,819)
Transfer of loss from discontinued operations to net earnings	i	-	94,539
Other comprehensive loss from discontinued operations		-	(280)
OTHER COMPREHENSIVE LOSS FOR THE YEAR		(24,503)	(27,143)
COMPREHENSIVE (LOSS) INCOME		$(220,695)	$266,590
a) Net of taxes of		$89,697	$17,560
b) Net of taxes of		$(74,642)	$(8,587)
c) Net of taxes of		$(310)	$-
d) Net of taxes of		$(679)	$-
e) Net of taxes of		$(3,680)	$2,491
f) Net of taxes of		$524	$-
g) Net of taxes of		$628	$4,113
h) Net of taxes of		$-	$45,518
i) Net of taxes of		$-	$(45,518)
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C H A N G E S I N S H A R E H O L D E R S' E Q U I T Y
As at and for the years ended December 31, 2008 and 2007
(expressed in thousands of Canadian dollars)
				Accumulated
				Other
	Common	Contributed	Retained	Comprehensive
	Shares	Surplus	Earnings	(Loss) Income	Total
Balance, January 1, 2007	$289,849	$5,426	$525,993	$28,463	$849,731
Net earnings	-	-	293,733	-	293,733
Other comprehensive loss	-	-	(366)	(27,143)	(27,509)
Issuance of Class A subordinate shares for cash	71	-	-	-	71
Stock based compensation	-	2,087	-	-	2,087
Cancellation of options	-	-	(475)	-	(475)
Exercise of options	2,618	-	-	-	2,618
Balance, December 31, 2007	292,538	7,513	818,885	1,320	1,120,256
Adoption of new accounting policy (note 2)	-	-	(4,480)	-	(4,480)
Net loss	-	-	(196,192)	-	(196,192)
Other comprehensive loss	-	-	-	(24,503)	(24,503)
Acquisition of Class A subordinate shares for cancellation	(6,374)	-	(13,979)	-	(20,353)
Issuance of Class A subordinate shares for cash	121	-	-	-	121
Issuance of Class A subordinate shares for non-cash consideration	45	-	-	-	45
Stock based compensation	-	4,072	(159)	-	3,913
Exercise of options	2,068	(36)	-	-	2,032
Balance, December 31, 2008	$288,398	$11,549	$604,075	$(23,183)	$880,839
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S
For the years ended December 31, 2008 and 2007
(expressed in thousands of Canadian dollars)
	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) earnings from continuing operations for the year	$(196,261)	$277,639
Non-cash items in net (loss) earnings:
Depreciation, depletion and amortization	103,277	94,550
Net investment loss (gains)	1,365	(40,060)
Share of unremitted equity losses (earnings)	35,690	(29,932)
Dilution gains	(578)	(136,591)
Fair value adjustments	385,292	37,607
Unrealized gain on exchangeable debentures	(1,314)	(18,237)
Loss on sale of subsidiary	17,679	-
Future income taxes	(140,850)	(12,208)
Non-controlling interest	(74,308)	58,326
Stock based compensation	23,935	19,897
Other	17,620	5,216
	171,547	256,207
Changes in:
Accounts receivable	109,225	(5,812)
Accounts payable and accrued liabilities	(77,417)	25,965
Bank indebtedness	(43,125)	(6,534)
Income taxes payable	(35,210)	(6,615)
Trading securities owned and sold short, net	48,889	(113,037)
Client accounts receivable, net of client deposits and related liabilities	4,823	65,296
Development of land, housing and condominium inventory	28,965	(17,612)
Other real estate working capital	(75,829)	(9,573)
CASH PROVIDED FROM OPERATING ACTIVITIES	131,868	188,285
CASH FLOWS FROM INVESTING ACTIVITIES:
Net investment in real estate assets	(29,960)	(18,180)
Proceeds from (investment in) oil and gas properties	45,151	(20,589)
Sales commissions incurred on distribution of mutual funds	(108,890)	(100,711)
Proceeds from dispositions of corporate investments	116,629	268,161
Acquisitions of corporate investments	(102,945)	(713,951)
Cash disbursed in business combinations (note 3)	(64,455)	(156,148)
Acquisition of capital and other tangible assets	(5,750)	(22,328)
CASH USED IN INVESTING ACTIVITIES	(150,220)	(763,746)
CASH FLOWS FROM FINANCING ACTIVITIES:
Change in real estate debt	4,542	(6,316)
Change in corporate debt	103,969	20,672
Issuance of Class A subordinate shares, net of issue costs	2,153	2,689
Amounts repaid to non-controlling shareholders	(7,134)	-
Acquisition of Class A subordinate shares, net of costs	(20,353)	-
Net (cancellation) issuance of shares by subsidiaries	(16,614)	519,463
Dividends paid by subsidiaries to non-controlling shareholders	(7,742)	(38,548)
CASH PROVIDED FROM FINANCING ACTIVITIES	58,821	497,960
NET INCREASE (DECREASE) IN CASH DURING THE YEAR	40,469	(77,501)
Cash and cash equivalents, beginning of year	126,915	255,282
Change in net cash relating to discontinued operations	200	(48,766)
CASH AND CASH EQUIVALENTS, END OF YEAR	$167,584	$129,015
Cash and cash equivalents, beginning of year
Cash from continuing operations	$126,915	$199,496
Cash from discontinued operations	-	55,786
	$126,915	$255,282
Cash and cash equivalents, end of year
Cash from continuing operations	$167,584	$126,915
Cash from discontinued operations	-	2,100
	$167,584	$129,015
Cash flows from operating activities include the following:
Interest paid	$31,908	$39,275
Taxes paid	$101,899	$115,256
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

DUNDEE  CORPORATION
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

December 31, 2008 and 2007 (tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Dundee Corporation (the “Company” or “Dundee Corporation”) is an asset management company dedicated to private wealth management, real estate and resources.  The Company’s domestic wealth management activities are carried out through its 63% controlled subsidiary, DundeeWealth Inc. (“DundeeWealth”).  Wealth management activities are also carried out internationally through operations in Bermuda and the Cayman Islands.  Together, these domestic and international wealth management operations provide a broad range of financial products and services to financial advisors, institutions, corporations and foundations.  Real estate operations are carried out primarily through the Company’s 75% owned subsidiary, Dundee Realty Corporation (“Dundee Realty”), which operates as an owner/developer of residential and recreational properties in North America and asset manager of commercial real estate and infrastructure.  Real estate operations also include a 21% interest in Dundee Real Estate Investment Trust (“Dundee REIT”), a Canadian real estate investment trust.  The Company’s resource activities are carried out through Dundee Resources Ltd. (“Dundee Resources”), a wholly owned subsidiary.  Asset management activities are carried out through Ravensden Asset Management Inc. and Dundee Real Estate Asset Management (“DREAM”). Dundee Corporation also holds and manages its own investments, which include both publicly listed and private companies in a variety of sectors.  The Company is listed on The Toronto Stock Exchange (“TSX”) under the symbol (TSX – DC.A).

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Principles of Consolidation
The consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities (“VIEs”) for which the Company is the primary beneficiary as well as the Company’s proportionate share of assets, liabilities, revenues and expenses of joint ventures in which it participates.  The Company’s major operating subsidiaries include:

	Year ended December 31, 2008		Year ended December 31, 2007
	Opening	Ending	Opening	Ending
	Ownership	Ownership	Ownership	Ownership
DundeeWealth*	45%	49%	62%	45%
Dundee Realty	77%	75%	78%	77%
Eurogas Corporation	51%	53%	51%	51%
*The Company holds a 63% voting interest in DundeeWealth at December 31, 2008.

All intercompany transactions have been eliminated in these consolidated financial statements.  When the Company does not own all of the equity of the subsidiary, the minority shareholders’ interest in the net book value of the subsidiary and in its net earnings are disclosed as separate line items in the consolidated balance sheets and consolidated statements of operations as non-controlling interest.

DUNDEE CORPORATION

Acquisitions
The Company accounts for business acquisitions as purchase transactions.  Accordingly, the purchase price of a business acquisition is allocated to its identifiable net assets on the basis of estimated fair values as at the date of purchase, including identifiable intangible assets and associated future income tax effects, with any excess being assigned to goodwill.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as an extraordinary gain.  The interest of minority shareholders is stated at the minority shareholders’ proportionate share of the pre-acquisition carrying values of the acquired net assets.  For interests acquired during the year, purchase accounting is applied on a prospective basis from the date of acquisition.

Any deferred contingent consideration payable in relation to a business acquisition is recorded when the outcome of the contingency is resolved and the consideration is finalized.  When the outcome of a contingency is resolved, contingent consideration recognized, if any, will be allocated to goodwill and other intangible assets.

Use of Estimates
The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates are made based on information available as at the date of issuance of the financial statements.  Actual results could materially differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often about matters that are inherently uncertain, include the determination of fair values of net assets acquired in a business combination, including the identification of intangible assets, the determination of fair values of equity accounted investments, the determination of fair values of financial instruments, including the Company's portfolio of asset-backed commercial paper (“ABCP”) and collateralized loan obligations (“CLOs”), the determination of other-than-temporary impairment in fair value, allowances for credit losses, income taxes, stock based compensation, deferred sales commissions, the valuation of goodwill and other intangible assets, the consolidation of VIEs, the valuation of and determination of useful lives for capital, real estate and other assets, fair values of oil and gas properties and gas storage facilities and the determination of contingencies.

Foreign Currency Translation
Foreign currency denominated amounts are translated into Canadian dollars using average rates for the year for items included in the consolidated statements of operations, the rates in effect at the consolidated balance sheet dates for monetary assets and liabilities included in the consolidated balance sheets and historical rates for other items.

Translation gains or losses are generally included in the determination of net earnings.  Translation gains or losses arising on translation of accounts of foreign subsidiaries which are considered self-sustaining and those arising from the translation of foreign denominated available-for-sale (“AFS”) securities are included in other comprehensive income (“OCI”) until there has been a realized reduction in the investment.

Consolidation of Variable Interest Entities
The Company is required to consolidate any VIEs in which it is the primary beneficiary.  An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; or (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest.  The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses or is entitled to a majority of the VIE’s expected residual returns, or both.

DUNDEE CORPORATION

The Company has reviewed its relationships and determined that there were VIEs for which it was considered the primary beneficiary as at December 31, 2008 and 2007.  The following is a discussion of the Company’s VIEs.

As a result of the reorganization of Eurogas Corporation (“Eurogas”) on July 10, 2008 (note 3), Eurogas International Inc. (“EII”) was determined to be a VIE for which the Company is the primary beneficiary. Accordingly, the accounts of EII have been consolidated.

On March 1, 2006, Dundee Realty sold a 50% ownership interest of a revenue property to the co-owner. The proceeds received were in the form of a loan that Dundee Realty provided to the co-owner to invest in the property.  Dundee Realty’s interest in the property is a variable interest through which it is considered the primary beneficiary.  As a result, Dundee Realty has consolidated the accounts of the revenue property and eliminated the related gain on the sale.

On January 1, 2006, Dundee Realty acquired a 50% interest in Distillery Restaurants Limited Partnership (the “partnership”).  Dundee Realty’s interest in the partnership was considered a variable interest given that it also provided funds to the other 50% owners of the partnership to invest in the partnership.  Dundee Realty was considered the primary beneficiary of the partnership, resulting in it consolidating the partnership between January 1, 2006 and August 31, 2007. However, commencing September 1, 2007, the funds loaned to the other partners of the partnership were fully repaid, resulting in Dundee Realty no longer being considered the primary beneficiary. As a result, Dundee Realty has proportionately consolidated the partnership beginning with September 1, 2007.

On October 1, 2005, Dundee Realty acquired a 50% interest in the Distillery Historic District (the "co-ownership") and at the same time provided funds to the other co-owners to invest in the co-ownership.  The co-ownership is a VIE for which Dundee Realty is considered the primary beneficiary.  As a result, commencing on October 1, 2005, Dundee Realty has consolidated the accounts of the co-ownership.

Cash and Cash Equivalents
Cash and cash equivalents are carried at cost, which approximates fair value.  Cash equivalents may include short-term financial instruments and investments in money market mutual fund products, all of which are highly liquid and immediately exchangeable into known amounts of cash.

Client Accounts
Client accounts receivable include both clients’ trading accounts and brokers’ and dealers’ trading accounts in DundeeWealth’s brokerage subsidiary.  Client deposits and related liabilities include client cash and client and brokers’ and dealers’ trading balances.

In accordance with brokerage industry practice, client transactions are entered into on either a cash or a margin basis and are recorded on a trade-date basis.  If transactions are conducted on a margin basis, DundeeWealth’s brokerage subsidiary may extend credit to a client to purchase securities and such securities purchased and/or other securities in the client’s account are held as collateral for the amounts loaned.  Amounts due from clients are carried at the contractual amount receivable, net of any allowance for credit losses.  DundeeWealth’s brokerage subsidiary engages in securities borrowing and lending transactions.  Cash received or delivered as collateral against these transactions is included in client accounts.

Allowance for Credit Losses
The Company maintains an allowance for credit losses which management considers adequate to absorb all credit-related losses.  It does not record a general allowance for credit losses.  However, specific allowances for credit losses are established as a result of detailed reviews of individual collateral positions securing the client accounts receivable.  Should the value of the underlying collateral decline by an amount significant enough that it becomes insufficient to repay the margin loan in full and the client is unable or unwilling to deposit additional collateral, a specific allowance is recorded in the amount equivalent to these unsecured balances, without limiting any recourse to collecting from the clients.

DUNDEE CORPORATION

Financial Instruments
All financial assets are classified as trading, AFS, held-to-maturity (“HTM”) or loans and receivables.  Transaction costs that are directly attributable to the acquisition or issue of a financial instrument classified as other than trading are added to the carrying amount.

All financial assets are measured at fair value with the exception of loans and receivables, debt securities classified as HTM and AFS equities that do not have quoted market values in active markets.  Fair value is generally determined based on market value or, where market prices are not readily available, on quoted market prices for similar securities or other third party evidence.  However, even where a fair value of a financial instrument is derived from independent broker or dealer price quotes, a valuation adjustment based on certain assumptions may be required to determine the fair value.  For financial instruments in illiquid investments, the Company estimates the fair value based on valuation models using relevant assumptions based on observable market data or independently sourced market information and internal data, as may be available.  Privately held securities are carried at cost.

Changes in the unrealized fair value of financial assets designated as trading are reported in earnings in the consolidated statement of operations.  Changes in the unrealized fair value of financial assets designated as AFS are reported as OCI in the consolidated statement of comprehensive income and are included in accumulated other comprehensive income (“AOCI”) until the financial asset is disposed of or becomes impaired, at which time, impairment losses are recognized in net earnings.

Trading Financial Assets and Liabilities
Trading financial assets and liabilities are securities that are purchased for resale and are generally held for short periods of time.  The Company’s trading portfolio is related to trading operations in DundeeWealth’s brokerage subsidiary and certain other investments in guaranteed investment certificates and discounted notes issued by a Canadian Schedule I Chartered Bank.  Trading securities are measured at fair value at the balance sheet date.  Both realized and unrealized gains and losses from changes in fair value are recorded in earnings and are reported in financial services revenue.

Available-for-Sale Financial Assets
Available-for-sale financial assets are those non-derivative financial assets that are designated as AFS or that are not classified as loans and receivables, HTM, trading, or designated as fair value financial assets and which are not subject to significant influence.  AFS securities are generally carried at fair values with unrealized gains and losses being included in AOCI as described above.

Dividends, interest and realized gains and losses on the sale of AFS financial assets are included in investment income.  Realized gains and losses are calculated using the average cost method.

The Company assesses its AFS securities at each balance sheet date for potential impairment. As part of this assessment, it considers positive objective evidence that its AFS securities are not impaired as well as objective evidence that may indicate impairment.  Write-downs for impairments in value are included in the consolidated statement of operations when there is objective evidence that the financial instrument is impaired and the decline in fair value is other-than-temporary.  The Company considers various factors in the determination of whether objective evidence exists that a financial instrument is impaired, including significant financial difficulty of an issuer, a breach in the terms and conditions of the security such as a default on interest or principal payments on debt securities, the granting of a concession to the issuer that would not otherwise be considered, the disappearance of an active market for the underlying security where one formerly existed and a significant or prolonged decline in the market value of an equity-based investment.

Loans and Receivables
Loans and receivables are accounted for at amortized cost.

DUNDEE CORPORATION

Held-to-Maturity Financial Assets
Financial assets designated as HTM comprise non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that the Company has the intent and ability to hold to maturity.  HTM financial assets are recorded at amortized cost.  The Company has not presently designated any such assets.

Designation at Fair Value Financial Assets and Liabilities
Upon initial recognition, the Company may elect to designate financial assets and liabilities at fair value and subsequently account for them in the same manner as trading financial assets and liabilities.  The Company has not presently elected to designate any such assets or liabilities.

Financial Liabilities
Financial liabilities include all liabilities, other than derivatives and trading financial liabilities relating to securities sold short, or liabilities that have been designated at fair value on initial recognition.  Financial liabilities are recorded at amortized cost using the effective interest method.

Derivatives
Derivatives are carried at fair value and are generally reported as assets in circumstances when they have a positive fair value and liabilities when they have a negative fair value.  However, derivatives may be embedded in other financial and non-financial instruments.  Embedded derivatives are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivative are the same as those of a free standing derivative and the combined contract is not held for trading or designated at fair value.  Otherwise, embedded derivatives are classified as part of the host instrument and measured at fair value with changes therein recognized in the consolidated statement of operations.

Hedge Accounting
The Company acquires derivative instruments for risk management purposes, and when such financial instruments meet the criteria specified in the relevant accounting guidance, the Company may apply fair value hedge accounting or cash flow hedge accounting, as appropriate, to the risks being hedged.  Fair value hedges are used to hedge changes in the fair value of assets, liabilities or firm commitments and changes in the fair value of the derivative instruments are recorded in net earnings.  Cash flow hedges are used to hedge the variability of cash flows related to variable rate assets, liabilities or forecasted transactions and the effective portion of the changes in the fair value of the derivative instruments are recorded in OCI until the hedged items are recognized in net earnings.  The ineffective portion of the derivative instruments used in cash flow hedges is immediately recognized in net earnings.

For a derivative to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception and tested on an ongoing basis.  Documentation must include a description of the risk management objective and strategy of the specific asset, liability or cash flow being hedged and describe the test for the ongoing assessment of the effectiveness of the hedge.

Equity Accounted Investments
Investments in companies that are subject to significant influence by the Company are accounted for using the equity method whereby the Company recognizes in earnings its proportionate share of earnings or losses of the investee.  An interest in excess of 20% of the underlying voting shares of an investee would generally indicate that the Company has significant influence over that investee.  However, in certain circumstances, the Company may exert significant influence through representation on the investee’s board of directors or by other day-to-day participation in operations, although it may own less than 20%.

DUNDEE CORPORATION

An equity accounted investment may be written down if its carrying value exceeds its estimated fair value and, in the opinion of management, such a decrease is other-than-temporary in nature.  A significant or prolonged decline in the fair value of an investment below its carrying value may be evidence of an other-than-temporary loss in value of an equity investment. Any impairment in equity accounted investments is recorded in earnings in the period in which the impairment is identified.

Deferred Sales Commissions
Deferred sales commissions consist of sales commissions paid to financial advisors on the sale of investment management products sold on a deferred sales charge basis to investors.  DundeeWealth is then entitled to receive from the investor a fee on redemption of these products if these products are redeemed within a certain period.

Deferred sales commissions are capitalized and recorded at cost.  The asset is amortized on a straight-line basis over a five year period, which represents the period during which commissions are generally recovered from management fee revenues.  The carrying value of deferred sales commissions is tested for impairment at least annually and is written down to the extent that the carrying value exceeds the expected future revenue on an undiscounted basis.

Capital, Real Estate and Other Assets

Capital and Other Assets
Capital assets are recorded at cost, net of accumulated amortization, and are amortized on a straight-line or declining-balance basis.  Annual amortization rates adopted by the Company range from 8% to 40%.  Leasehold improvements are amortized on a straight-line basis over the period of the lease.

Other assets include deposits made to regulatory authorities, including contingency trust funds, deferred trademark costs and intellectual property acquired in business combinations that are amortized on a straight-line basis over various terms ranging from five to 15 years.

The Company evaluates the carrying value of capital and other assets whenever changes in circumstances indicate that the carrying value of the asset may not be recoverable.  Recoverability is measured by comparing the carrying value of the asset to future undiscounted cash flows expected to be generated from operations and projected disposition. The cash flow projections take into account the estimated cash flows for the life of each asset, specific business plans and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. If the analysis indicates that the carrying value is not recoverable from future cash flows, the asset is written down to the estimated fair value and an impairment loss is recognized immediately in net earnings.

The Company also reviews the amortization method and estimates of the useful life of its capital and other assets on a regular basis to determine whether events and circumstances warrant a revision.  On sale or retirement, the capital and specific asset and its related accumulated amortization are removed from the consolidated financial statements and any related gain or loss is reflected in net earnings.

Real Estate Assets
Land under development and housing and condominiums are stated at the lower of cost and net realizable value.  Net realizable value is calculated by estimating the future cash flows from such properties and discounting these cash flows at a risk-adjusted rate appropriate for a particular project.  Land held for development is stated at cost less impairment charges.

DUNDEE CORPORATION

Capitalized costs on land under and held for development and on housing and condominiums include all expenditures incurred in connection with the acquisition, all related development costs, interest on project-specific and general debt, property taxes and applicable general and administrative expenses incurred during construction, less miscellaneous revenue earned during the construction period.  The cost of sale of land under development is allocated to each lot based on the projected total estimated cost to develop the entire subdivision, pro-rated based on street frontage for each lot.  The cost of sale of houses and condominiums is based on the total costs incurred up to the date of occupancy, as well as a provision for costs to complete.

Revenue properties are stated at historic cost less accumulated depreciation and impairment charges, if any.  The net book value of revenue properties under development includes interest on project-specific and general debt, property taxes, carrying charges and applicable general and administrative expenses incurred in the project development and construction periods, and initial leasing costs, less revenue earned prior to the project being declared operational.  The Company uses the straight-line method of depreciation for revenue properties, initial leasing costs and major expansions and renovations.  The estimated useful life of the properties is between 30 and 40 years.

Real estate assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  Examples of such events or changes in circumstances include, but are not limited to (a) a significant decrease in the market price; (b) a significant adverse change in the extent or manner in which the asset is being used or its physical condition; (c) a significant adverse change in legal factors or in the business climate that could affect its value; (d) an accumulation of costs significantly in excess of the amount originally expected for its acquisition or construction; (e)  a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with its use; or (f) a current expectation that, more likely than not, it will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

Oil and Gas Expenditures
The Company follows the full-cost method of accounting for exploration and development expenditures whereby all costs related to the exploration for and development of oil and natural gas reserves, including asset retirement costs, are accumulated in separate country-by-country cost centres. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs, and that portion of general and administrative expenses and interest directly attributable to exploration and development activities.  Proceeds received from the disposal of properties are normally deducted from the full-cost pool without recognition of a gain or loss.  When such a disposal would alter the depletion and depreciation rate by more than 20 percent, a gain or loss would be recognized.

Pre-development Costs
A subsidiary of Eurogas is currently in the exploratory stage of its drilling programs in Tunisia and capitalizes all costs associated with these programs. The recovery of recorded costs is contingent upon the existence of economically recoverable reserves and future profitable production.

Goodwill and Other Intangible Assets
Goodwill represents the excess of the purchase price paid on acquisitions over the fair value assigned to identifiable net assets, including identifiable intangible assets.  Goodwill is not amortized but assessed for impairment annually and more frequently if events or changes in circumstances indicate that there may be an impairment.  Goodwill impairment testing is a two step process.  Goodwill is first allocated to reporting units.  If the fair value of the reporting unit exceeds its carrying value including goodwill, no further testing is performed.  If the fair value of the reporting unit is less than its carrying value, the second step is performed to compare the carrying value of the goodwill to its fair value to quantify the amount of impairment, if any.  The fair value used in these goodwill impairment assessments is generally based on an income approach where estimated future cash flows are discounted to arrive at a single present value amount.  The Company also utilizes a market approach in its goodwill impairment assessments to provide a secondary fair value by comparing this single point estimate with comparable company and transaction multiples.  The most sensitive assumptions in these approaches include

DUNDEE CORPORATION

the estimate of cash flows and the determination of the weighted average cost of capital, which is used as the discount rate to determine present value.  In assessing market data, judgment is required in determining whether recent transactions are comparable to the Company’s reporting unit in nature, scope and size.

Intangible assets with an indefinite life include investment management contracts.  These intangible assets are not amortized but assessed for impairment annually and more frequently if events or changes in circumstances indicate that there may be an impairment.  Indefinite life intangible assets are tested for impairment by comparing their fair values to their carrying values.  An impairment loss is recognized when the carrying amount of the asset exceeds its fair value.  In estimating the fair value of indefinite life intangible assets, the Company uses valuation techniques based on projected discounted cash flows to be derived from these assets.  Similar to the impairment assessments for goodwill, the most sensitive assumptions in this approach include the estimate of cash flows and the determination of the weighted average cost of capital, which is used as the discount rate to determine present value.  Cash flows require that the Company estimate growth rates in assets under management (“AUM”), as a result of both net sales activity and performance related activity.

Intangible assets identified as institutional management contracts, funds under administration and client relationships are considered definite life intangible assets and are amortized on a straight-line basis over ten years, 15 years and five years, respectively.  Definite life intangible assets are tested for impairment when an event or change in circumstances indicates that the carrying value may not be recoverable.  In estimating the fair value of definite life intangible assets, the Company uses valuation techniques based on undiscounted cash flow projections.

Any impairment in goodwill and other intangible assets is recorded in earnings in the period in which the impairment is identified.

Preference Shares
The Company classifies its preference shares and preference shares of DundeeWealth as financial liabilities for reporting purposes given that the preference shares may be convertible into a variable number of the Company’s or DundeeWealth’s common shares, respectively, or may be redeemed at or after a particular date for a fixed or determinable amount.

Issue costs related to the preference shares are netted against the liability and recorded at amortized cost using the effective interest method. These issue costs are recorded in interest expense in the consolidated statements of operations.

Revenue Recognition

Wealth Management
Management fees are calculated as a percentage of the net asset value of the respective mutual fund or other discretionary portfolio being managed and are recognized on an accrual basis over the period during which the related service is rendered.  These fees are disclosed net of management fee rebates.  DundeeWealth may also earn performance fees from certain of these managed assets when their market appreciation exceeds established benchmarks.  Performance fees are not recognized in earnings until the amounts are established with certainty.

Redemption fees paid by unitholders of mutual funds purchased on a deferred sales charge basis, the sales commissions of which have been financed by DundeeWealth, are recognized as revenue on the settlement date of the redemption of the applicable mutual fund units.

Securities transactions and related commission revenues are recorded in the consolidated financial statements on a trade-date basis.  Interest earned from or paid to client accounts and from trading securities owned or sold short is recognized on a net accrual basis as earned and has been included in financial services revenue.

DUNDEE CORPORATION

Securities owned and securities sold short are classified as part of the trading portfolio.  Both realized and unrealized gains and losses from trading securities owned and securities sold short are included in the determination of net earnings.

Investment income includes interest and dividend income which are recognized as earned, as well as realized investment gains and losses in respect of the Company’s AFS securities or other assets.

Real Estate
Revenue from the sale of developed sites and land sold to third parties is recognized at the time the agreement of purchase and sale is executed, at which point the earnings process is virtually complete, the usual risks and rewards of ownership are transferred to the buyer and the Company does not have a substantial continuing involvement with the property, provided that the agreement is unconditional, at least 15% of the sale proceeds have been received and the collectability of the remaining proceeds is reasonably assured.

Revenue from housing projects is recognized when ownership has been transferred to the purchaser, at which point the usual risks and rewards of ownership are transferred to the buyer and the Company does not have a substantial continuing involvement with the property, and collectability of the proceeds is assured.

Revenue from condominium projects is recognized by the percentage-of-completion method upon the sale of individual units when the following criteria have been satisfied: construction is beyond a preliminary stage, the purchaser is unable to demand a refund, sufficient units have been sold to secure that the condominiums will not revert to a rental property, sales prices are collectable and proceeds and costs can be estimated.  Proceeds are accounted for as deposits until all of the criteria are met.

Revenue from real estate revenue properties includes base rents and recoveries of operating expenses including property taxes, percentage participation rents, lease cancellation fees, parking income and other incidental income. The Company’s real estate segment uses the straight-line method of rental revenue recognition on revenue properties whereby any contractual rent increase over the term of a lease is recognized in earnings evenly over the lease term.

All other real estate revenue, including management fees, is recognized when earned with the exception of annual season passes to ski resort properties which are deferred and amortized on a straight-line basis over the ski season.

Dilution Gains
Consolidation of subsidiaries and the application of the equity method of accounting may result in a dilution gain or loss if the Company’s interest in its subsidiary or equity accounted investee is reduced, either by a disposition or by the issuance of shares by the subsidiary or equity accounted investee to an external party.  Dilution gains and losses in respect of consolidated subsidiaries are separately reported in the statement of operations.  Dilution gains and losses in respect of equity accounted investments are included in the Company’s share of earnings of equity accounted investees.

Stock Based Compensation
The Company and its subsidiaries may issue stock based compensation to directors, financial advisors and employees under the terms of its share incentive plan and the share incentive plans of its subsidiaries.  These plans may include the issuance of stock options and stock based awards.

The Company uses the fair value based method to account for stock based compensation granted to directors, financial advisors and employees.  The value of stock based compensation, as at the date of grant, including awards under the Company’s share incentive plan or the share incentive plans of its subsidiaries, is recognized over the applicable vesting period as compensation expense, generally with a corresponding increase in contributed surplus.  When stock options are exercised, the proceeds received, together with the amount in contributed surplus, are added to common share capital.  No expense is recognized for stock options granted before January 1, 2003.  At the time these options are exercised, the amount received is recorded as common share capital.

DUNDEE CORPORATION

The Company’s contributions under its employee share purchase plan, and the employee and advisor share purchase plans of its subsidiaries, are expensed as incurred.

DundeeWealth has established a share loan plan for employees to purchase common shares of DundeeWealth.  Compensatory amounts in respect of DundeeWealth’s share loan plan are amortized on a straight-line basis over the three-year vesting period.

The Company does not factor in an estimated forfeiture rate for stock based compensation arrangements, but instead, adjusts for actual forfeitures as a change in estimate as they occur.

Income Taxes
The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the consolidated financial statements.  The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases.  Future income tax assets and liabilities are determined for each temporary difference and for unused losses, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.  A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

Contingent Losses
The Company accrues estimates for contingent losses when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Earnings per Share
Basic earnings per share is computed by dividing the net earnings for the year, adjusted for cumulative dividends on preference shares, by the weighted average number of Class A subordinate voting shares (“Subordinate Shares”) and Class B common shares ("Class B Shares") outstanding during the year.

Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding share incentive arrangements by applying the treasury stock method and by reflecting the dilutive effect of convertible preference shares, as may be appropriate.

Assets Under Management
AUM represent the period-end market value of client assets DundeeWealth manages on a discretionary basis and in respect of which DundeeWealth earns management fees and, in certain cases, performance fees.  AUM are not reflected on the consolidated balance sheet.

Reclassification of 2007 Amounts
Certain balances in the consolidated financial statements for the comparative year ended December 31, 2007 have been reclassified to conform to the presentation adopted for 2008.

DUNDEE CORPORATION

2.	CHANGES IN ACCOUNTING POLICIES

Financial Instruments and Capital Disclosures
On January 1, 2008, the Company adopted the provisions of CICA handbook sections 3862 “Financial Instruments – Disclosures”, 3863 “Financial Instruments – Presentation” and 1535 “Capital Disclosures”.

The new standards include enhanced disclosure requirements on the nature and extent of risks arising from financial instruments and how the Company manages those risks.  In addition, section 1535 requires qualitative and quantitative disclosures that enable users of the financial statements to evaluate the Company’s objectives, policies and processes for managing capital.  The impact of these standards is disclosed in notes 22 and 23 of these consolidated financial statements.

Inventories
On January 1, 2008, the Company adopted the provisions of CICA handbook section 3031 “Inventories.”  The new standard provides guidance on the determination of the cost of real estate inventory and its subsequent recognition as an expense, including any write-down to net realizable value.  The standard also provides guidance on the cost formula used to assign costs to real estate inventories.  The Company’s previous accounting policy in respect of costs of real estate inventory was generally consistent with the requirements of the new standard, with the exception of the capitalizing of certain overhead and selling and marketing costs.  As a result of implementing the new standard, the Company recognized an adjustment of $4,480,000 as a reduction to opening retained earnings, with a corresponding decrease in “capital, real estate and other assets”, net of future income tax liabilities in respect thereof.  The opening retained earnings adjustment was net of non-controlling interest of $1,353,000.  Overhead and selling and marketing costs of $4,313,000 were expensed during 2008 as a result of the implementation of these new standards.

Reclassification of Financial Assets
In October 2008, the CICA Accounting Standards Board (“AcSB”) issued amendments to CICA handbook sections 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Disclosure and Presentation” and 3862 “Financial Instruments – Disclosures”.  These amendments, which were made with the intention of providing consistency between Canadian GAAP and International Financial Reporting Standards (“IFRS”), provide Canadian companies with the ability to reclassify financial assets out of the held-for-trading and AFS categories in certain circumstances.  The reclassification of financial assets designated as held-for-trading is only permitted in rare circumstances.  The ability to reclassify financial assets designated as AFS is only permitted if the financial assets would have met the definition of loans and receivables at the time of acquisition and if the Company has the intention and ability, at the time of the reclassification, to hold the financial assets for the foreseeable future or until maturity.

The Company has considered the impact of these amendments, specifically in respect of its investments in ABCP and CLOs.  The amendments do not permit a reclassification of ABCP and CLOs as these products do not meet the definition of a loan or receivable pursuant to section 3855.  There are no other significant impacts resulting from these amendments.

DUNDEE CORPORATION

3.	BUSINESS COMBINATIONS, DISPOSITIONS AND REORGANIZATIONS

Transactions Completed in 2008

Wealth Management
Acquisition of Aurion Capital Management Inc. (“Aurion”)
In July 2008, DundeeWealth entered into a share purchase agreement to acquire 60% of Aurion, a Canadian institutional money manager.  The aggregate purchase price was $26,078,000 including cash of $6,450,000, 1,417,582 common shares of DundeeWealth with a value of $19,350,000, and transaction costs of $278,000.  The remaining 40% of Aurion is held by the key employees of Aurion and is subject to the terms of a shareholders’ agreement.

Approximately 35% of the cash and common shares of DundeeWealth issued as consideration for the purchase were placed into escrow, to be released on the third anniversary date of the acquisition, contingent on the retention of certain key employees and AUM of Aurion.

Acquisition of BHR Fund Advisors, L.P. (“BHR”)
In July 2008, DundeeWealth entered into a partnership interest purchase agreement to acquire 89% of BHR, a U.S. based mutual fund manager and distribution platform.  The aggregate purchase price was US$3,217,000 of which US$2,217,000 was paid in cash at closing.  DundeeWealth has withheld US$1,000,000 of the aggregate purchase price to be released on or prior to June 30, 2009, contingent on the AUM of BHR achieving certain thresholds.  Transaction costs in respect of this acquisition were $203,000.

Allocation of the Purchase Price of Aurion and BHR
The purchase price, net of contingent consideration, is being assigned to the assets and liabilities acquired based on their estimated fair values.  When the outcome of the contingency is resolved, contingent consideration recognized, if any, will be allocated to goodwill and other intangible assets.  Institutional management contracts acquired are being amortized over their estimated life of ten years.

	Aurion	BHR	Total
Net assets acquired
Institutional management contracts	$16,417	$-	$16,417
Other assets, net of liabilities	510	(172)	338
Future income tax liabilities	(4,937)	-	(4,937)
	$11,990	$(172)	$11,818
Aggregate purchase price
Cash	$6,450	$3,276	$9,726
Common shares of DundeeWealth	19,350	-	19,350
Transaction costs	278	203	481
Less: Contingent consideration	(9,030)	(1,018)	(10,048)
	$17,048	$2,461	$19,509
Excess of the purchase price over net assets acquired
assigned to goodwill	$5,058	$2,633	$7,691

Disposition of Quebec-based Mutual Fund Dealer and Insurance Distribution Operations
On December 31, 2008, DundeeWealth disposed of certain mutual fund dealers and its insurance network of financial advisors registered in the province of Quebec to Industrial Alliance Insurance and Financial Services Inc. (“Industrial”), for cash consideration of $12,734,000.  These financial advisors were part of DundeeWealth’s brokerage segment.  The disposition resulted in a loss of $17,679,000.

DUNDEE CORPORATION

Assets disposed of:
Cash	$1,182
Goodwill and other intangible assets	28,874
Other assets	357
30,413
Proceeds of disposition	12,734
Loss on sale	$(17,679)

Step Acquisition of DundeeWealth
In 2008, the Company purchased 5,450,571 common shares of DundeeWealth for cash of $72,315,000 and DundeeWealth paid cash of $22,805,000 to purchase and cancel 2,057,600 common shares pursuant to its normal course issuer bid.  These transactions resulted in a 3.7% increase in the Company’s interest in DundeeWealth.  This increase in ownership has been accounted for as a step acquisition in DundeeWealth, with the aggregate purchase price allocated to the fair value of the assets acquired.  The amount allocated to investment management contracts was included in “Goodwill and other intangible assets.”  The investment management contracts have an indefinite life and are therefore not subject to amortization.

Net assets acquired
Investment management contracts	$77,619
Other net assets	23,262
Future income tax liabilities	(22,012)
$78,869
Aggregate purchase price
Cash	$71,497
Cash attributed to non-controlling interest	7,372
$78,869

DundeeWealth may, from time to time, issue shares in accordance with its share incentive arrangements (note 19) or pursuant to business acquisitions, or otherwise.  These transactions may create a dilution in the Company’s interest in DundeeWealth.  During 2008, the Company recognized dilution gains of $6,297,000 in respect of these dilutions.

Real Estate

Dilution of Interest in Dundee Realty Corporation
In June 2008, the non-controlling shareholder of Dundee Realty exercised an option to acquire an additional 1.5% interest in Dundee Realty for $1,783,000.  During 2008, the Company recognized a dilution loss of $435,000 in respect of its investment in Dundee Realty.

Resources

Partial Disposition of Eurogas Corporation’s Interest in Escal UGS S.L. (“Escal”)
In December 2007, Eurogas entered into agreements with ACS Servicios Comunicaciones y Energia, S.L. (“ACS”) (the “ACS Transaction”), a Spanish construction group, pursuant to which ACS increased its ownership in Escal from 5% to 66.67%.  Correspondingly, Castor UGS Limited Partnership (“CLP”), of which Eurogas is a 73.7% owner, reduced its ownership in Escal from approximately 95% to 33.33%.  The terms of the ACS Transaction were subject to the granting of a development concession by the Spanish authorities in respect of CLP’s natural gas storage project.  The development concession was received on May 16, 2008 and in accordance with Canadian GAAP, the results and balances of Escal have been deconsolidated and Eurogas’ interest in Escal is shown as an equity accounted investment in the books of the Company, effective May 16, 2008.  The Company recorded a dilution loss of $4,990,000 in respect of this transaction.

DUNDEE CORPORATION

The ACS Transaction also provided for the repayment to CLP of certain amounts previously invested in the natural gas storage project. Amounts due from Escal immediately following the ACS Transaction were approximately $43,347,000 (€27,894,000).  During 2008, CLP received payments against the loan of approximately $41,055,000 (€25,683,000).  At December 31, 2008, the loan amount due from Escal had a principal amount of $3,197,000 (€1,876,000) and was included in “Accounts receivable.”

Step Acquisition of Eurogas
On April 24, 2008, Eurogas completed a rights offering pursuant to which it raised $29,386,000, net of issue costs of $823,000.  The Company’s participation in the rights offering was $19,306,000 and resulted in an increase to the Company’s ownership in Eurogas from 50.8% to 53.4%.  This increase in ownership has been accounted for as a step acquisition in Eurogas, with the aggregate purchase price allocated to the fair value of the assets acquired.  The allocation of the purchase price to fair values resulted in a fair value increment of $1,208,000 to oil and gas properties which has been included in “Capital, real estate and other assets.”  As the amount is attributed to Eurogas’ development operations in Tunisia, it is not currently subject to amortization.

From time to time, Eurogas may issue shares pursuant to stock options or otherwise which result in the dilution of the Company’s interest in Eurogas.  During 2008, the Company recognized dilution losses of $294,000 in respect of these transactions.

Reorganization of Eurogas
On August 5, 2008, Eurogas exchanged its common shares in EII for preferred shares and new common shares of EII.  The new common shares were then immediately distributed to all of Eurogas’ common shareholders.  Each common shareholder of Eurogas received one new common share of EII for every five Eurogas shares held.  As a result of this transaction, the Company received a 53% interest in EII and the Company will therefore continue to consolidate the assets and liabilities and the results of operations of EII.

Transactions Completed in 2007

Wealth Management

Disposition of Dundee Bank of Canada (“Dundee Bank”)
On September 28, 2007, DundeeWealth completed the sale of its wholly owned subsidiary, Dundee Bank for $260,000,000 in cash.  Concurrent with this sale, DundeeWealth entered into a separate agreement pursuant to which it issued 300,000 common shares and 27,000,000 Special Shares, Series F from its treasury for aggregate proceeds of $348,348,000.  Also in connection with the sale of Dundee Bank, DundeeWealth entered into a service agreement under which “white label” banking services are made available to support its distribution of certain products through independent financial advisors across Canada.

Disposition of DFG Investment Advisers, Inc. (“DFG”)
On December 31, 2007, DundeeWealth disposed of 90% of its interest in DFG, its New York based structured credit subsidiary, to certain executives who subsequently resigned their position with DundeeWealth to continue their executive functions at DFG.  DundeeWealth entered into a services agreement with DFG pursuant to which in 2007 it funded certain costs of $3,000,000, which were included in discontinued operations.  In addition, DFG will continue to manage DundeeWealth’s investments in CLOs (note 6) for a two-year period commencing on January 1, 2008.

DUNDEE CORPORATION

Operations Classified as Discontinued
The Company determined that the operations and cash flows from Dundee Bank and DFG had been substantially eliminated from its ongoing operations and that it will not have any significant continuing involvement.  Accordingly, the financial position and operating results of the above entities were classified as discontinued operations in the consolidated balance sheet and consolidated statement of operations of the Company as at and for the year ended December 31, 2007.

			DFG
ASSETS
Cash and cash equivalents			$2,100
Accounts receivable			863
Capital and other assets			324
Assets of discontinued operations			$3,287
LIABILITIES
Accounts payable and accrued liabilities			$2,395
Liabilities of discontinued operations			$2,395

Composition of loss from discontinued operations for the year ended December 31, 2007
	Dundee
	Bank	DFG	Total
Revenues	$26,220	$-	$26,220
Expenses	(32,548)	(8,945)	(41,493)
Impairment charge on available-for-sale securities	(57,600)	-	(57,600)
Income taxes	23,647	368	24,015
Realization of loss in comprehensive income, net of taxes	(94,539)	-	(94,539)
Loss on sale	(143)	-	(143)
Non-controlling interest	59,210	4,515	63,725
NET LOSS FROM DISCONTINUED OPERATIONS	$(75,753)	$(4,062)	$(79,815)

Acquisition of DundeeWealth S.A.
In June 2007, a subsidiary of DundeeWealth acquired DundeeWealth S.A. (formerly DF Investments S.A. and VMR Fund Management SA), a fund management company with AUM of approximately $69,000,000.  The aggregate cash purchase price was $1,319,000, of which $218,000 was allocated to the cost of the investment management contracts and $980,000 was recorded as goodwill.  The investment management contracts were subsequently disposed of in 2008.

Step Acquisition in DWM Inc. (“DWM”) by DundeeWealth
In February 2007, DundeeWealth purchased the 16.3% non-controlling interest in its subsidiary, DWM previously held by Caisse de dépôt et placement du Québec (“CDP”) and DWM became a wholly-owned subsidiary of DundeeWealth.  DundeeWealth accounted for the transaction as a step acquisition of DundeeWealth’s interest in DWM and the aggregate purchase price, after elimination of the non-controlling interest, was allocated to net assets acquired based on their estimated fair value on the date of acquisition.

The aggregate purchase price was $330,995,000, being the sum of the $154,500,000 cash paid to the non-controlling shareholder, the value of the 11,000,000 common shares of DundeeWealth issued to the non-controlling shareholder and transaction costs of $605,000.  The purchase price, as detailed in the following table, was assigned to the assets and liabilities acquired.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

DUNDEE CORPORATION

Net assets acquired
Investment management contracts	$203,150
Other net assets	129,275
Future income tax liabilities	(67,040)
$265,385
Aggregate purchase price
Cash	$154,500
Common shares of DundeeWealth	175,890
Transaction costs	605
$330,995
Excess of the purchase price over net assets acquired assigned to goodwill	$65,610

Real Estate

Disposition of Portfolio Assets of Dundee REIT to GE Real Estate
On August 24, 2007, Dundee REIT completed the sale of certain properties (the “Eastern Portfolio”) to GE Real Estate (“GE”) for aggregate consideration of $2.3 billion.  Dundee REIT continued to own a portfolio of office and industrial properties, primarily in western Canada (the “Western Portfolio”).  On closing, Dundee REIT received cash of approximately $1.5 billion, which was subsequently utilized to redeem approximately 29.9 million Dundee REIT units.  In connection with the transaction, GE acquired approximately 3.5 million Dundee REIT units, giving GE an approximate 16% interest in Dundee REIT.

The Company accounts for its investment in Dundee REIT on an equity basis.  The Company elected to tender 3,873,594 Dundee REIT units pursuant to the transaction for which the Company received cash proceeds of $183,996,000.  As the Company tendered less than its proportionate share of Dundee REIT units relative to other unitholders, the Company’s interest in Dundee REIT increased from approximately 15% immediately prior to the transaction to approximately 18% immediately thereafter.  As the redemption of units resulted in the Company increasing its ownership interest in Dundee REIT, the aggregate redemption proceeds were applied against the carrying value of the Company’s investment in Dundee REIT.  The Company maintains the right to appoint the majority of the board of trustees of Dundee REIT, less one member, while it owns at least 2 million units.  At December 31, 2007, the Company held a 17% interest in Dundee REIT.

The results of operations in respect of properties sold pursuant to the transaction with GE have been identified by Dundee REIT as discontinued operations and have been reported separately. In accordance with accounting requirements, during 2007, the Company recognized its share of the earnings of discontinued operations amounting to $95,909,000.

Dilution Gains Resulting from Equity Transactions in Subsidiaries

Wealth Management
During 2007, DundeeWealth completed several equity issuances, including the issuance of shares pursuant to the step acquisition in DWM and concurrent with the sale of Dundee Bank.  As a result of these transactions and other issuances of common shares of DundeeWealth pursuant to its share incentive arrangements or otherwise, the Company’s interest in the carrying value of DundeeWealth’s net assets was diluted.  In accordance with Canadian GAAP, the Company was considered to have disposed of approximately 28% of its interest in DundeeWealth, resulting in a dilution gain of $135,448,000, which was recognized in fiscal 2007.

Real Estate
During 2007, the non-controlling shareholder of Dundee Realty exercised its option to acquire an additional 1.3% interest in Dundee Realty for $1,783,000.  During 2007, the Company recognized dilution gains of $349,000 in respect of the equity issuances by Dundee Realty.

DUNDEE CORPORATION

Resources
During 2007, the Company recognized other dilution gains of $794,000 in connection with equity issuances in its resources segment.

4.	CLIENT ACCOUNTS RECEIVABLE

	2008	2007
Client accounts	$232,563	$293,497
Brokers' and dealers' balances	55,056	62,087
Securities borrowed	101,663	53,194
	$389,282	$408,778

DundeeWealth has obtained securities with a market value of $101,537,000 (2007 – $53,386,000) as collateral for the securities borrowed.

5.	TRADING SECURITIES OWNED AND SECURITIES SOLD SHORT

		2008		2007
	Trading	Securities	Trading	Securities
	Securities	Sold	Securities	Sold
	Owned	Short	Owned	Short
Bonds	$142,333	$39,925	$207,065	$103,009
Equities and convertible debentures	19,549	4,026	56,878	3,512
	$161,882	$43,951	$263,943	$106,521

Bonds include $75,549,000 in guaranteed investment certificates and discounted notes held by the resources segment. These amounts have been deposited with a Canadian Schedule I Chartered Bank.  Bond maturities range from 2009 to 2052 (2007 – from 2008 to 2053) and have annual interest yields ranging from 0% to 12.5% (2007 – 0% to 12.5%).

From time to time, DundeeWealth’s brokerage subsidiary may sell securities that it does not own and will therefore be obligated to purchase such securities at a future date.  The subsidiary may incur a loss if the market value of these securities subsequently increases.

DUNDEE CORPORATION

6.	AVAILABLE-FOR-SALE SECURITIES

		2008		2007
	Cost	Fair Value	Cost	Fair Value
Asset-backed commercial paper (note 22)	$169,478	$169,478	$283,305	$283,305
Mutual funds managed by a subsidiary	91,719	68,194	167,199	171,779
Collateralized loan obligations and other structured products (note 22)	16,645	16,645	116,606	86,589
Other portfolio investments	56,779	40,413	81,958	103,508
	$334,621	$294,730	$649,068	$645,181

During 2008, the Company recognized an other-than-temporary impairment of $113,827,000 in its ABCP investments, $99,961,000 in its CLO investments and $57,310,000 in its other portfolio investments.

7.	EQUITY ACCOUNTED INVESTMENTS

Details of the Company’s ownership and carrying values of its equity accounted investments are included in the following table.  The aggregate fair value of the Company’s equity accounted investments as at December 31, 2008 was $106,027,000 (2007 – $413,919,000).

		2008		2007
		Carrying		Carrying
	Ownership	Value	Ownership	Value
Breakwater Resources Ltd.	25%	$13,560	25%	$83,523
Dundee Precious Metals Inc.	20%	37,952	20%	96,146
Dundee Real Estate Investment Trust	21%	96,337	17%	95,056
Escal UGS S.L. (note 3)	33%	5,975		-
Odyssey Resources Limited	43%	2,842		-
Other		3,673		14,316
		$160,339		$289,041

As at December 31, 2008, the Company assessed its equity accounted investments for impairment that was other-than-temporary in nature.  The Company reviewed all equity accounted investments where fair values were significantly below original cost, and where such amounts were subject to an ongoing decline that had been consistent over a prolonged period.  As a result of this impairment assessment, during the fourth quarter of 2008, the Company recorded a total fair value adjustment amount of $114,194,000 against the carrying value of its equity-accounted investments.

Transactions During the Year

Breakwater Resources Ltd. (“Breakwater”)
In March 2007, the Company exercised an aggregate of 30,801,410 warrants to acquire the same number of common shares of Breakwater at $0.20 per share for a total cost of approximately $6,160,000.  As a result of the transaction, the Company's interest in Breakwater increased by approximately 6% from 18% to 24%.

DUNDEE CORPORATION

On December 31, 2007, the Company acquired 6,122,449 flow-through common shares of Breakwater at $1.96 per share for total consideration of $12,000,000.  Following this transaction, the Company’s interest in Breakwater increased by approximately 1% from 24% to 25% as at December 31, 2007.

During 2008, the Company acquired 5,000,000 shares of Breakwater at a cost of $2,915,000. The Company’s interest in Breakwater remained at 25% as at December 31, 2008.

The Company accounted for each individual transaction as a step acquisition of an equity accounted investee, with the aggregate purchase price allocated to Breakwater's underlying assets at their estimated fair value.  The net amounts assigned to identifiable net assets exceeded the cost of the purchases by approximately $464,000 and $10,905,000 in 2008 and 2007 respectively.  The excess has been allocated on a pro-rata basis to the underlying mining properties and other non-current assets of Breakwater.

Dundee Precious Metals Inc. (“Dundee Precious”)
During 2007, the Company purchased 225,000 flow-through common shares of Dundee Precious at an aggregate cost of $2,756,000 and acquired 1,051,000 special units of Dundee Precious at an aggregate cost of $11,036,000.  Each special unit purchased consists of one common share of Dundee Precious plus one-half of a common share purchase warrant of Dundee Precious.  Each full warrant entitles the holder to acquire a common share of Dundee Precious at $15.00 per share for a period of five years from the date of issue.  Dundee Precious also completed an additional financing during 2007, in which the Company chose not to participate.

As a result of the above transactions, the Company’s interest in Dundee Precious decreased marginally to 20%.  The Company accounted for this transaction as a partial disposition of its interest in Dundee Precious and recognized a dilution gain of $765,000, which has been included in equity earnings in fiscal 2007.

During the fourth quarter of 2008, the Company acquired 6,800,000 shares and 3,400,000 warrants of Dundee Precious at a cost of $15,300,000.  Each full warrant entitles the holder to acquire a common share of Dundee Precious at $3.25 per share for a period of seven years from the date of issue.

Dundee Real Estate Investment Trust
During 2008, the Company acquired 460,000 Dundee REIT Units Series B at a cost of $3,841,000. Following the transaction, Dundee Corporation and its affiliates held an aggregate 20.7 % voting and equity interest in Dundee REIT.  The Company accounted for the transaction as a step acquisition of its interest in Dundee REIT, with the aggregate purchase price allocated to Dundee REIT’s underlying assets at their estimated fair value.  The net amounts assigned to identifiable net assets exceeded the cost of the purchase by approximately $4,458,000.  The excess has been allocated on a pro-rata basis to the underlying non-current assets of Dundee REIT.

Units Held in Escrow
The Company's investment in Dundee REIT is partially held through limited partnership units of Dundee Properties Limited Partnership (“DPLP”).  The limited partnership units are convertible, at the Company's option, into publicly traded Dundee REIT units on a one-for-one basis.  The Company has placed sufficient units of DPLP into escrow to meet its potential obligation to deliver up to a maximum of 321,000 units pursuant to the exchange feature of its outstanding exchangeable debentures (note 13).

Units Tendered in Settlement of Exchangeable Debentures
During fiscal 2008, the Company delivered 12,669 units to settle $377,000 of par value Exchangeable Debentures.  In 2007, 1,863,594 Dundee REIT units were delivered to settle $55,443,000 of par value Exchangeable Debentures.  The Company recognized an associated gain on disposition of the Dundee REIT units of $50,000 and $21,118,000 in 2008 and 2007, respectively, which has been included in other investment income (note 17).

DUNDEE CORPORATION

Odyssey Resources Limited (“Odyssey”)
In the third quarter of 2008, Dundee Corporation acquired 10,000,000 shares of Odyssey for $2,500,000, increasing its ownership interest to 43%.  As a result, effective August 8, 2008, Odyssey has been transferred from AFS securities to equity accounted investments, and the Company began to account for its investment on an equity basis.

8.	DEFERRED SALES COMMISSIONS

	2008	2007
Deferred sales commissions, beginning of year	$207,005	$173,802
Commissions funded during the year	108,890	100,711
Amortization during the year	(81,868)	(67,508)
Deferred sales commissions, end of year	$234,027	$207,005

9.	CAPITAL, REAL ESTATE AND OTHER ASSETS

			2008	2007
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Real estate assets	$463,302	$17,076	$446,226	$406,685
Oil and gas properties	19,020	731	18,289	84,502
Capital and other assets	148,955	87,214	61,741	68,416
	$631,277	$105,021	$526,256	$559,603
Real Estate Assets by Type
			2008	2007
Land under development			$125,298	$81,218
Land held for development			160,048	153,905
Housing and condominiums			96,929	125,824
Revenue properties			63,951	45,738
			$446,226	$406,685
Oil & Gas Properties by Geographic Area
			2008	2007
Spain			$-	$58,464
Tunisia			17,825	25,548
Other			464	490
			$18,289	$84,502

10.	GOODWILL AND OTHER INTANGIBLE ASSETS

In 2008, DundeeWealth acquired Aurion and BHR, which resulted in an increase of $7,691,000 in goodwill and $16,417,000 in institutional management contracts.  The disposition of DundeeWealth’s Quebec-based mutual fund dealer and insurance distribution operations included a disposition of $25,314,000 in goodwill and $3,560,000 in funds under administration.  As a result of step purchases of DundeeWealth made during the year, $62,021,000 was allocated to investment management contracts.  Details of these transactions are disclosed in note 3.

DUNDEE CORPORATION

			2008	2007
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Goodwill	$375,967	$-	$375,967	$411,828
Indefinite life intangible assets
Investment management contracts	336,548	-	336,548	274,745
Definite life intangible assets
Institutional management contracts	16,417	821	15,596	-
Funds under administration	15,795	6,335	9,460	14,322
Customer relationships	6,651	3,438	3,213	4,544
	$751,378	$10,594	$740,784	$705,439

Goodwill and investment management contracts are not amortized but are tested for impairment at least annually, on September 30 of each year.  On December 31, 2008, as a result of the recent declines in equity markets, the Company completed additional impairment testing on goodwill and investment management contracts and determined that no impairment existed.

During 2007, DundeeWealth reviewed the value of goodwill assigned to its international banking activities and determined that an impairment in value existed.  As a result, a goodwill impairment loss of $2,426,000 was charged to the consolidated statement of operations.

11.	BANK INDEBTEDNESS

At December 31, 2008, DundeeWealth’s brokerage subsidiary had borrowed $nil (2007 – $43,125,000) pursuant to credit facilities provided by two Canadian chartered banks.  During the year, the interest rate on these facilities ranged from 2.75% to 5.00% on Canadian funds (2007 – 5.00% to 5.25%) and from 2.6% to 5.25% on U.S. funds (2007 – 5.25% to 5.75%).

From time to time, and to facilitate the securities settlement process for both client and principal securities transactions, DundeeWealth’s brokerage subsidiary may utilize call loans, of which $93,300,000 in facilities was available at December 31, 2008.  The use of call loans is customary to facilitate the securities settlement process or to fund margin lending and these loans are collateralized by securities.

12.	CLIENT DEPOSITS AND RELATED LIABILITIES

	2008	2007
Client accounts	$356,898	$268,027
Brokers' and dealers' balances	35,061	135,090
Securities loaned	7,629	15,180
International banking client accounts	9,059	5,023
	$408,647	$423,320

DundeeWealth has pledged securities with a fair value of $7,610,000 (2007 – $14,942,000) as collateral for the cash deposited on loan.

DUNDEE CORPORATION

13.	CORPORATE DEBT

	2008	2007
Corporate
$ 150 million revolving term credit facility due September 9, 2009	$81,960	$5,737
$ 9.5 million, 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	9,168	10,809
Subsidiaries
$ 500 million revolving term credit facility, DundeeWealth due September 9, 2009	169,606	127,655
$ 150 million revolving term credit facility, Dundee Realty due November 30, 2009	85,408	59,047
Other real estate debt	183,365	152,466
	$529,507	$355,714

$150,000,000 – Revolving Term Credit Facility, Corporate
The Company renewed its revolving term credit facility with a Canadian chartered bank, extending the expiry date to September 9, 2009, subject to certain amendments.  The facility provides for a tiered interest rate structure based on the Company’s public debt rating.  Based on the Company’s current debt rating, draws on the credit facility bear interest, at the Company’s option, at either the bank’s prime lending rate plus 0.25% for loans or, for bankers’ acceptances at the bank’s then prevailing bankers’ acceptance rate plus 1.25%.  The Company is subject to a standby fee of 0.375% on unused amounts under the facility.

As at December 31, 2008, the Company had borrowed $81,960,000 (2007 – $5,737,000) pursuant to its revolving term credit facility.

The facility is subject to certain covenants, including maintenance of minimum levels of assets, restrictions on the existence of secured indebtedness, restrictions on the redemption, purchase or repayment of the Exchangeable Debentures and restrictions on the prepayment and payment of interest on the Exchangeable Debentures.

Interest expense relating to this revolving term credit facility was $1,633,000 (2007 – $4,514,000).

$9,545,000, 5.85% Exchangeable Unsecured Subordinated Debentures
On June 22, 2005, the Company issued 100,000 exchangeable unsecured subordinated debentures with a par value of $1,000 for aggregate proceeds of $100,000,000 (the “Exchangeable Debentures”).  The Exchangeable Debentures mature on June 30, 2015 and bear interest at 5.85% per annum, payable semi-annually on June 30 and December 31 of each year.  Each Exchangeable Debenture may be exchanged, at the option of the holder for 33.6134 units of Dundee REIT, representing a conversion price of $29.75 per Dundee REIT unit. The Company has placed units of DPLP into escrow in order to satisfy the exchange feature, each unit of which is convertible into a Dundee REIT unit on a one-for-one basis.  The Company is entitled to all voting rights and related privileges and is entitled to all distributions and rights of reinvestment of such distributions associated with the units held in escrow.

The carrying value of the Exchangeable Debentures is adjusted in the consolidated financial statements to reflect the market value of the underlying Dundee REIT units, provided that such adjustment does not result in a carrying value that is below the principal value of the Exchangeable Debentures outstanding.  The market value is determined based on the quoted market value of the Dundee REIT units at each period end. Any change in the carrying value of the Exchangeable Debentures resulting from such market value adjustments will be recorded in consolidated net earnings, even though the Company would continue to hold the offsetting Dundee REIT investment.  During 2008, the Company recognized a gain of $1,314,000 (2007 – $18,237,000), representing the reversal of previous periods’ market value adjustments.

DUNDEE CORPORATION

During 2008, $377,000 par value of Exchangeable Debentures were surrendered for exchange in accordance with their terms (2007 – $55,443,000).

$500,000,000 – Revolving Term Credit Facility, DundeeWealth
DundeeWealth renewed its revolving term credit facility with a Canadian chartered bank, extending the expiry date to September 9, 2009.  If the facility is not renewed at the expiry date, it will convert into a four-year term loan and any amounts borrowed as at the date of expiry will be due four years after the scheduled expiry date.  For Canadian dollar borrowings, the facility bears interest, at DundeeWealth’s option, at a rate per annum equal to either the bank’s prime lending rate for loans or, for bankers' acceptances at the bank’s then prevailing bankers’ acceptance rate plus 0.95%.  For U.S. dollar borrowings, the facility bears interest, at DundeeWealth’s option, either at the bank's prevailing Alternate Base Rate Canada for loans, or at LIBOR plus 0.95%.  Euro borrowings under the credit facility bear interest at EURIBOR plus 0.95%.  Unused amounts available under the facility are subject to a standby fee of 0.325% per annum.

The credit facility is secured by a general security agreement over all the assets of DundeeWealth and certain of its subsidiaries.  At December 31, 2008, DundeeWealth had drawn $169,606,000 against this facility.

The facility is subject to certain covenants, including maintenance of minimum levels of AUM and earnings before interest, income taxes and depreciation and amortization, restrictions on the existence of secured indebtedness and restrictions on the disposition of assets in excess of a specified amount by certain subsidiaries.

Interest expense relating to this revolving term credit facility was $5,585,000 (2007 – $4,620,000).

$150,000,000 Revolving Term Credit Facility, Dundee Realty
Dundee Realty established a demand revolving term credit facility with a Canadian chartered bank, available up to a formula-based maximum not to exceed $150,000,000 (2007 - $100,000,000).  The facility bears interest, at Dundee Realty’s option, at a rate per annum equal to either the bank’s prime lending rate plus 0.625% or at the bank’s then prevailing bankers’ acceptance rate plus 2.125%.  The facility expires on November 30, 2009 and is secured by a general security agreement and a first charge against various assets in western Canada.  At December 31, 2008, Dundee Realty had drawn $121,146,000 against this facility, including $35,738,000 in the form of letters of credit.

Interest expense relating to this revolving term credit facility was $3,985,000 (2007 – $3,694,000).

Other Real Estate Debt
Real estate debt is secured by charges on specific properties to which the debt relates.  Mortgages, including land mortgages, are secured on specific properties.  Housing advances are secured by charges on specific land and housing and condominiums under development or land held for development.  Term debt is secured by charges on specific capital equipment.  At December 31, 2008, the weighted average interest rate on fixed rate debt at Dundee Realty was 6.26% (2007 – 8.04%) and on variable rate debt, including in respect of its demand revolving term credit facilities, was 4.29% (2007 – 6.30%).  Fixed rate debt matures between 2009 and 2017. Variable rate debt, including demand revolving term credit facilities, mature between 2009 and 2018.

14.	PREFERENCE SHARES

Authorized
The Company is authorized to issue an unlimited number of first preference shares, issuable in series, an unlimited number of second preference shares, issuable in series, and an unlimited number of third preference shares, issuable in series.

First Preference Shares ─ Each series of first preference shares ranks on a parity with the first preference shares of every other series and will be entitled to preference on the payment of dividends and the distribution of assets in the

DUNDEE CORPORATION

event of the liquidation, dissolution or winding-up of the Company over the Subordinate Shares, Class B Shares, second preference shares and third preference shares.

Second Preference Shares ─ Each series of second preference shares ranks junior and subordinate to the first preference shares, on a parity with second preference shares of every other series and will be entitled to preference over the Subordinate Shares, Class B Shares and third preference shares.  The Company currently has no second preference shares outstanding.

Third Preference Shares ─ Each series of third preference shares ranks junior and subordinate to the first preference shares and the second preference shares, on a parity with the third preference shares of every other series and will be entitled to preference over the Subordinate Shares and Class B Shares.  The Company currently has no third preference shares outstanding.

Issued and Outstanding Preference Shares, First Series, Series 1

Issued and Outstanding Preference Shares, First Series, Series 1
	Number	Par	Issue		Net Book
	of Shares	Value	Costs	Premium	Value
Balance as at December 31, 2006	6,000,000	$150,000	$(4,504)	$1,236	$146,732
Amortization during the year	-	-	474	(186)	288
Balance as at December 31, 2007	6,000,000	$150,000	$(4,030)	$1,050	$147,020
Amortization during the year	-	-	474	(123)	351
Balance as at December 31, 2008	6,000,000	$150,000	$(3,556)	$927	$147,371

On June 28, 2006, the Company issued 6,000,000 5.00% cumulative redeemable first preference shares, series 1 (“Series 1 Shares”) at a price of $25.00 per Series 1 Share.  The Series 1 Shares rank in priority to the Subordinate Shares and the Class B Shares of the Company as to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of the Company.  The Series 1 Shares entitle the holder to a fixed preferential cumulative dividend at the rate of 5.00% per annum, payable quarterly.  The Series 1 Shares are generally non-voting, except in limited circumstances.

The Series 1 Shares may be redeemed, at the option of the Company, at any time after June 30, 2006 at a price per Series 1 Share which declines over time in accordance with the terms of the Series 1 Shares from $27.25 per Series 1 Share if such share is redeemed prior to June 30, 2007 to $25.00 per Series 1 Share if such share is redeemed after June 30, 2015 (the “Redemption Price Schedule”).

The Company may elect to convert the Series 1 Shares to Subordinate Shares of the Company (the “Conversion Option”) at any time after June 30, 2006, subject to regulatory approval.  The Series 1 Shares will be converted on the basis of one Series 1 Share for that number of Subordinate Shares that is equal to the redemption price at the time of the conversion determined in accordance with the Redemption Price Schedule divided by the current market price of the Subordinate Shares, determined in accordance with a formula.  The Company does not currently intend to convert the Series 1 Shares.

Any redemption or conversion of the Series 1 Shares by the Company, prior to June 30, 2011 is limited to circumstances where the Series 1 Shares are entitled to vote separately as a class or series by law.

The Company may, at any time, purchase the Series 1 Shares for cancellation, which purchase may occur in the open market, by private placement or otherwise.

Series 1 Shares are retractable by the holder at any time after June 30, 2016 for cash of $25.00 per Series 1 Share.

The Company has determined that the redemption feature available to the Company pursuant to the terms of the Series 1 Shares is an embedded derivative with a fair value on the date of issue of $1,236,000.

DUNDEE CORPORATION

Series 1 Preference Shares, DundeeWealth
On March 13, 2007, and April 12, 2007, DundeeWealth issued 6,000,000 and 225,000 4.75% cumulative redeemable first preference shares, series 1 (“DundeeWealth Series 1 Shares”), respectively, at a price of $25.00 per DundeeWealth Series 1 Share.  These shares entitle the holder to a fixed preferential cumulative dividend at the rate of 4.75% per annum, payable quarterly.  The DundeeWealth Series 1 Shares are generally non-voting, except in limited circumstances.

These shares may be redeemed at the option of DundeeWealth, at any time after March 13, 2007 at a price per share which declines over time in accordance with the terms of the Series 1 Shares, from $27.25 per share if such share is redeemed prior to March 13, 2008 to $25.00 per share if such share is redeemed after March 13, 2016 (the “Redemption Price Schedule”).

On redemption, DundeeWealth may convert the DundeeWealth Series 1 Shares to its common shares subject to regulatory approval.  The DundeeWealth Series 1 Shares will be converted on the basis of one DundeeWealth Series 1 Share for that number of common shares that is equal to the redemption price at the time of the conversion determined in accordance with the Redemption Price Schedule divided by the current market price of DundeeWealth’s common shares, determined in accordance with a formula.  DundeeWealth does not intend to make such an election if these shares are redeemed.

Any redemption or conversion of the DundeeWealth Series 1 Shares prior to March 13, 2012 is limited to circumstances where such shares are entitled to vote separately as a class or series by law.

DundeeWealth may, at any time, purchase the DundeeWealth Series 1 Shares for cancellation, which purchase may occur in the open market, by private placement or otherwise.  DundeeWealth Series 1 Shares are retractable by the holder at any time after March 13, 2017 for cash of $25.00 per share.

DundeeWealth has determined that the redemption feature available to it pursuant to the terms of the DundeeWealth Series 1 Shares is an embedded derivative with a fair value on the date of issue of $1,805,000.

15.	SHARE CAPITAL

Authorized
The Company is authorized to issue an unlimited number of Subordinate Shares and an unlimited number of Class B Shares.

Common Shares
Holders of Subordinate Shares and Class B Shares are entitled to one vote and 100 votes, respectively, for each such share held.  The Subordinate Shares and Class B Shares participate equally, share for share, as to dividends.  The Class B Shares are convertible into Subordinate Shares on a one-for-one basis at any time.  In the event of an offer to purchase the Class B Shares by a third party, and in certain circumstances, each Subordinate Share will be convertible, at the option of the holder, into one Class B Share for purposes of accepting an offer.

Stock Split
At the annual meeting of shareholders of the Company held on June 20, 2007, shareholders approved a three-for-one stock split of the Company’s Subordinate Shares and Class B Shares.  As a result, each holder of Subordinate Shares or Class B Shares of the Company on July 6, 2007 was issued two additional shares of the same class for each Subordinate Share or Class B Share held.  The stock split did not alter the rights of such holders or the relative voting rights attached to each class of shares.

DUNDEE CORPORATION

Issued and Outstanding

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount
Outstanding December 31, 2006	72,182,235	$281,679	3,120,987	$8,170	75,303,222	$289,849
Issued (redeemed) during the year
December 31, 2007
Issuance of shares under the
share incentive plan	3,680	71	-	-	3,680	71
Options exercised	257,340	2,618	-	-	257,340	2,618
Conversion from Class B Shares
to Subordinate Shares	585	2	(585)	(2)	-	-
Total Share Capital
Outstanding December 31, 2007	72,443,840	$284,370	3,120,402	$8,168	75,564,242	$292,538
Issued (redeemed) during the year
December 31, 2008
Redeemed pursuant to issuer bid	(1,598,911)	(6,374)	-	-	(1,598,911)	(6,374)
Issuance of shares under the
share incentive plan	19,245	166	-	-	19,245	166
Options exercised	275,000	2,068	-	-	275,000	2,068
Conversion from Class B Shares
to Subordinate Shares	614	2	(614)	(2)	-	-
Total Share Capital
Outstanding December 31, 2008	71,139,788	$280,232	3,119,788	$8,166	74,259,576	$288,398

Normal Course Issuer Bid
On March 28, 2008, the Company obtained approval from the TSX to purchase its Subordinate Shares in the market for cancellation pursuant to a renewed normal course issuer bid.

During 2008, the Company purchased 1,598,911 Subordinate Shares, having an aggregate stated capital value of $6,374,000 for cancellation pursuant to its normal course issuer bid.  The Company paid $20,353,000 to retire these shares.  The excess of the purchase price over the value of stated capital, which totalled $13,979,000, has been recorded as a reduction of retained earnings.

Share Purchase Plan
As part of its share incentive arrangements (note 19), the Company has established a share purchase plan pursuant to which eligible participants may contribute up to a specified maximum amount of their basic annual salary towards the purchase of Subordinate Shares of the Company, either from treasury or in the open market, at the discretion of the Company.  The Company may match up to the full amount of each participant’s contribution to the share purchase plan, such contribution to be used either to purchase Subordinate Shares in the open market or to issue additional Subordinate Shares from treasury for the benefit of the participant.

During 2008, the Company issued 19,245 (2007 – 3,680) Subordinate Shares from treasury pursuant to the share purchase plans.  In addition, 8,708 (2007 – 3,616) Subordinate Shares were acquired in the market pursuant to these arrangements.

Compensation expense associated with the share purchase plans during 2008 was $121,000 (2007 – $71,000).

As at December 31, 2008, 1,980,000 Subordinate Shares were approved for issuance pursuant to the share purchase plan, of which 1,087,571 Subordinate Shares were issued since the plan’s inception and 892,429 Subordinate Shares remain available for issuance from treasury to eligible participants.

Share Loans Receivable in DundeeWealth
DundeeWealth established a share loan plan pursuant to which key employees were provided with a loan from DundeeWealth to be applied by the key employees to purchase common shares of the company.  The shares issued pursuant

DUNDEE CORPORATION

to these arrangements are pledged as collateral against the loans. At December 31, 2008, the aggregate loan amount was $29,813,726 (2007 - $36,578,879).

The share loan plan features a one-time bonus equal to one third of the aggregate loan amount, which is payable by DundeeWealth following a three year vesting period, conditional on the retention of the key employee. During 2008, DundeeWealth recognized compensation expense of $3,065,000 (2007 - $2,643,000) in respect of these share loans.

The remainder of the loan is interest free for the first five years and thereafter is subject to interest at normal lending rates.  As the terms of the loans receivable were not issued in accordance with prevailing arm’s length market conditions and terms at the date of issue, DundeeWealth recorded these loans in its equity.  Accordingly, in these consolidated financial statements, the share loans receivable have been included as part of non-controlling interest.

16.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

		Net unrealized gains (loss), net of taxes
	Available-	Equity	Foreign	Non-
	for-Sale	Accounted	Currency	controlling	Discontinued
	Securities	Investees	Translation	Interest	Operations	Total
Transitional adjustment on adoption of accounting policy	$22,809	$8,365	$388	$(3,379)	$280	$28,463
Transactions during the year ended December 31, 2007
Other comprehensive loss	(20,154)	(10,234)	(9,160)	12,685	(280)	(27,143)
Outstanding December 31, 2007	2,655	(1,869)	(8,772)	9,306	-	1,320
Transactions during the year ended December 31, 2008
Other comprehensive (loss) income	(32,141)	(1,174)	12,720	(3,908)	-	(24,503)
Outstanding December 31, 2008	$(29,486)	$(3,043)	$3,948	$5,398	$-	$(23,183)

17.	INVESTMENT INCOME AND INCOME FROM EQUITY ACCOUNTED INVESTEES

Investment Income

For the year ended December 31,	2008	2007
Interest, dividends and cash distributions	$22,614	$19,909
Realized investment (losses) gains	(1,415)	10,855
Other gains	50	22,079
	$21,249	$52,843
Share of Earnings From Equity Accounted Investees

For the year ended December 31,	2008	2007
Share of (losses) earnings	$(37,236)	$14,962
Gains from dilutions of interest	1,546	14,970
	(35,690)	29,932
Fair value adjustment	(114,194)	-
Share of earnings of discontinued operations of
Dundee REIT, net of tax	-	95,909
	$(149,884)	$125,841

DUNDEE CORPORATION

Share of earnings of discontinued operations of Dundee REIT represents the Company’s share of earnings relating to the disposition of certain properties by Dundee REIT pursuant to a transaction between Dundee REIT and GE completed in August 2007 (note 3).

18.	SELLING, GENERAL AND ADMINISTRATIVE

In fiscal 2008, DundeeWealth continued its strategic initiative designed towards becoming a more integrated wealth management company. It focused on balancing growth in key areas with reductions in others. DundeeWealth exited some businesses and outsourced other services.  It also consolidated central functions in an effort to reduce the cost of operations by eliminating duplication and more closely defining business roles.  Measures were therefore implemented to reduce headcount and improve DundeeWealth’s processes and business alignment.  DundeeWealth recorded severance costs of $23,598,000 in fiscal 2008 (2007 – $8,896,000) related to this initiative.

19.	STOCK BASED COMPENSATION

Share Incentive Plans
During 2008, the Company, before considering stock based compensation of subsidiaries described below, recognized stock based compensation expense of $1,647,000 (2007- $1,604,000) related to share based compensation arrangements.

	2008	2007
Share option plan	$854	$851
Deferred share unit plan	793	753
	$1,647	$1,604

Share Option Plan
Under the terms of the Company’s share option plan, the Company may issue options to eligible participants to purchase Subordinate Shares from treasury.  The exercise price per option may not be less than the closing price of the Subordinate Shares as quoted on the TSX or such other stock exchange, as applicable, on the last trading day immediately preceding the day the options are granted.  Options granted prior to January 1, 2004 become exercisable as to 33 1/3% of the Subordinate Shares on the first three anniversary dates following the date of grant and will expire 10 years thereafter.  Options granted after December 31, 2003 become exercisable as to 20% of the Subordinate Shares on the first five anniversary dates following the date of grant and will expire five and a half years thereafter.

The total number of share options cannot exceed 12,000,000.  Options to purchase 3,559,644 Subordinate Shares of the Company were outstanding as at December 31, 2008 and 3,937,941 Subordinate Shares remain available for grant under the share option plan.

Stock options granted after December 31, 2002 are accounted for using the fair value method.  No options were granted in 2008 and 2007.  During 2008, the Company recognized stock based compensation of $854,000 (2007 – $851,000) in respect of this plan.

DUNDEE CORPORATION

A summary of the status of the Company’s share option plan as at December 31, 2008 and 2007, and the changes during the years then ended, is as follows:

		2008		2007
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of year	3,864,644	$6.67	4,183,644	$6.84
Exercised	(275,000)	$7.39	(319,000)	$8.90
Cancelled	(30,000)	$4.95	-	$-
Outstanding, end of year	3,559,644	$6.63	3,864,644	$6.67
Exercisable, end of year	3,268,644	$6.41	3,282,645	$6.23

			Weighted
			Average
		Weighted	Remaining
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable
$ 4.38 to $4.83	1,060,032	$4.78	0.51	1,060,032
$ 4.90 to $5.42	1,044,612	$4.98	1.56	1,044,612
At $ 9.17	1,455,000	$9.17	0.76	1,164,000

Share Bonus Plan
The Company’s share bonus plan permits Subordinate Shares of the Company to be issued from treasury or purchased in the market as a discretionary bonus to eligible participants from time to time on terms established in the Company’s share incentive plan.  There were no shares issued under the share bonus plan arrangement during 2008 or 2007.

As at December 31, 2008, 1,500,000 Subordinate Shares were approved for issuance pursuant to the share bonus plan of which 216,000 Subordinate Shares were issued since the plan’s inception and 1,284,000 Subordinate Shares remain available for issuance from treasury.

Deferred Share Unit Plan
The Company has established a deferred share unit plan (“DSUP”) for eligible participants.  The Compensation Committee of the Board of Directors administers the DSUP and discretionary awards will be based on certain criteria, including services performed or to be performed.  Deferred share units are redeemable when a participant is no longer a director, officer or employee of the Company or any of its subsidiaries by a lump sum payment, based on the value of the deferred share units at that time.

During 2008, the Company issued 348,329 (2007 – 41,779) deferred share units to certain executives and directors of the Company, including 242,920 (2007 – 15,480) deferred share units to settle compensation arrangements relating to prior years. Each unit entitles the holder to a Subordinate Share on retirement. During 2008, the Company recognized compensation expense of $793,000 (2007 – $753,000) in respect of the DSUP.

The total number of deferred share units cannot exceed 1,500,000.  Deferred share units to purchase 715,959 Subordinate Shares of the Company were outstanding as at December 31, 2008 and 772,662 Subordinate Shares remain available for grant under the DSUP.

DUNDEE CORPORATION

Share Incentive Plans and Other Stock Based Plans of DundeeWealth
DundeeWealth has established share incentive plans for its employees, financial advisors, officers and directors and those of its subsidiaries.  These share incentive plans consist of a share purchase plan, a share bonus plan, a deferred share plan and a share option plan.  DundeeWealth has also established a deferred share unit plan.  During 2008, DundeeWealth recognized stock based compensation expense of $21,323,000 (2007 - $18,035,000) in respect of these share incentive arrangements.  As at December 31, 2008, DundeeWealth had granted 6,984,960 (2007 – 8,040,089) options at a weighted average exercise price of $9.06 (2007 - $9.15) of which 5,811,636 (2007 – 5,532,187) were exercisable at December 31, 2008.  At December 31, 2008, DundeeWealth had granted awards for the future issuance of 2,615,821 common shares of DundeeWealth, which issuance is conditional on meeting certain criteria, and it had granted an aggregate of 891,318 deferred share units.

Stock Option Plan of Eurogas
Eurogas has established a stock option plan for its directors, officers and employees.  As at December 31, 2008, Eurogas had granted 5,205,000 (2007 – 6,005,000) options at a weighted average exercise price of $1.21 (2007 – $1.27) of which 4,214,997 (2007 – 3,321,667) stock options were exercisable at December 31, 2008.  Eurogas also has a deferred share unit plan of which 315,000 (2007 – 175,000) awards have been issued.

During 2008, compensation expense of $767,000 (2007 – $1,261,000) was recognized in respect of Eurogas’ stock option arrangements and deferred share unit arrangements. In addition, Eurogas capitalized compensation costs of $78,000 (2007 - $789,000) to its oil and gas properties.

Stock Based Compensation of Dundee Realty
The non-controlling shareholder of Dundee Realty was granted an option through the issuance of a class of Dundee Realty shares that will enable the non-controlling shareholder to acquire additional shares of Dundee Realty over a six-year period at a cost of approximately $10,700,000.  If exercised, the option will increase the non-controlling shareholder’s interest to 30%.  The option purchase will vest in equal annual installments over the six-year period commencing in 2006 and is subject to the non-controlling shareholder remaining an employee of Dundee Realty.

Since 2006, the non-controlling shareholder has paid $3,566,000 towards the exercise of these options, increasing the non-controlling shareholder’s interest to 25% at December 31, 2008, including $1,783,000 exercised during 2008.  Dundee Realty recognized stock based compensation expense of $198,000 (2007 - $409,000) in respect of these option arrangements.

20.	INCOME TAXES

The Company's income tax (recovery) provision from continuing operations differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:

	2008	2007
Anticipated income tax (recovery) provision based on a combined Canadian federal and provincial
statutory income tax rate of 34% (2007 - 35%)	$(118,823)	$150,625
Non deductible expenses	31,404	16,829
Non taxable revenue	(931)	(10,310)
Non taxable dilution gains	(995)	(49,337)
Change in valuation allowance	(6,512)	(1,789)
Remeasurement of future income taxes	21,679	(8,057)
Net income tax benefits not previously recognized	(4,240)	(964)
Other	29	(5,527)
Income tax (recovery) provision	$(78,389)	$91,470

DUNDEE CORPORATION

Significant components of the Company's future income tax assets and liabilities as at December 31, 2008 and 2007 are as follows:

	2008	2007
Future income tax assets
Tax loss carry forwards	$184,838	$86,247
Capital assets	16,346	14,575
Non deductible reserves	6,370	6,926
Accrued liabilities	10,838	9,410
Other comprehensive income	5,618	297
Other	5,525	6,191
	229,535	123,646
Valuation allowance	(17,131)	(23,551)
Total future income tax assets	212,404	100,095
Future income tax liabilities
Deferred sales commissions	73,770	67,181
Management contracts	101,885	79,237
Investment portfolio, including equity accounted investments	5,068	35,420
Real estate assets	12,769	5,759
Funds under administration	3,857	5,802
Oil and gas properties	-	2,454
Other	18,079	39,104
Total future income tax liabilities	215,428	234,957
Net future income tax liabilities	$3,024	$134,862

The future income tax assets arise from available income tax loss carry forwards from current and prior years and future income tax deductions.  A valuation allowance is recorded in respect of the total future income tax asset when management believes it is more likely than not that some or all of the future tax assets will not be realized.  After consideration of estimated future taxable income, expected reversal of future tax liabilities, the nature of the future tax assets and potential tax planning strategies, the Company has determined that a valuation allowance of $17,131,000 (2007 - $23,551,000) is required in respect of its future income tax assets as at December 31, 2008.

DundeeWealth realized a capital loss on the sale of Dundee Bank of Canada in the third quarter of 2007.  While the tax benefit of $14.5 million in respect of this loss was not recognized in the consolidated financial statements or the table above, the loss can be carried forward indefinitely to offset future capital gains.

As at December 31, 2008, the Company and its subsidiaries had operating loss carry forwards of $683,500,000 (2007 - $291,214,000).  A summary of the operating loss carry forwards by year of expiry is as follows:

Year of Expiry:
2009	$15,876
2010	10,323
2011	5,034
2012	-
2013	1,773
Thereafter	650,494
$683,500

DUNDEE CORPORATION

21.	NET (LOSS) EARNINGS PER SHARE

(in thousands of Canadian dollars, except weighted average number of shares outstanding and per share amounts)
For the year ended December 31,	2008	2007
Net (loss) earnings available to Subordinate and Class B Shareholders

Class B ShareholdersContinuing operations	$(196,261)	$277,639

Discontinued operations	$69	$16,094

Weighted average number of shares outstanding	74,805,009	75,412,363

Basic (loss) earnings per share

Continuing operations	$(2.62)	$3.68

Discontinued operations	$-	$0.22
Basic (loss) earnings per share	$(2.62)	$3.90
Effect of dilutive securities to available net (loss) earnings

Continuing operations	$-	$(3,841)

Discontinued operations	$-	$7,219

Effect of dilutive securities to weighted average
number of shares outstanding	-	3,106,945

Diluted (loss) earnings per share

Continuing operations	$(2.62)	$3.49

Discontinued operations	$-	$0.29
Diluted (loss) earnings per share	$(2.62)	$3.78

22.	FINANCIAL INSTRUMENTS

Fair Value of Available-for-Sale Financial Assets
AFS securities are generally carried at fair values with unrealized gains and losses being included in AOCI.  Where available, fair value is determined using quoted market prices from active markets.  Fair value for CLOs and other structured products, for which market quotations are not readily available, is provided by the third party underwriter of the financial instrument in the form of an indicative bid value or, where available, the most recent trading price of such individual security.  The third party underwriter uses a valuation model that incorporates prevailing primary and secondary market conditions and deal specific parameters.  This valuation model is based, in part, on assumptions that may not be supported by observable market prices or rates.  Indicative bid values provided are independently assessed by qualified professionals to ensure that they are reasonable.

DundeeWealth’s approach to estimating fair value of non-bank sponsored third party ABCP for financial reporting purposes consists of a review of the asset classes, a review of the information concerning the particular conduits that it owns and a review of a series of proxies and other industry information.  Fair value of the underlying assets is affected by a wide variety of factors including, but not limited to, changes in corporate credit spreads, changes in credit correlation, current and expected default and delinquency experience for assets underlying the affected ABCP, the weighted average life of the assets, the vintage of asset origination and the global pricing of structured finance assets.  Some observable market indices used in this approach include: tracking the changes in spreads for the investment grade North American Credit Index and its European counterpart, obtaining pricing of CDOs for asset-backed securities and market prices for reference portfolios of various asset classes such as commercial mortgages, lines of credit, equipment leases, auto leases and trade receivables.  However, this valuation technique also requires making various assumptions that may not be supported by observable market prices or rates.  The valuation approach is performed by asset class, breaking down the assets into leveraged and unleveraged categories.

DUNDEE CORPORATION

Fair Value of Financial Instruments
With the exception of the Company’s preference shares, Series 1 and preference shares issued by DundeeWealth, all of the Company’s financial instruments are recorded on the consolidated balance sheet at carrying values that are representative of, or approximate, fair value.  At December 31, 2008, the preference shares, Series 1 issued by DundeeWealth had a carrying value of $152,978,000 (2007 – $152,655,000) and a fair value based on market prices at that date of $84,038,000 (2007 – $143,175,000).  At December 31, 2008, the Company’s preference shares, Series 1 had a carrying value of $147,371,000 (2007 – $147,020,000) and a fair value based on market prices at that date of $75,000,000 (2007 – $120,960,000).

Risk Management
Detailed qualitative disclosures on financial instruments are included in the “Managing Risk” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2008.

Market Risk
Market risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market prices.  For purposes of this disclosure, the Company segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair Value Risk
Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange currency rates, because of changes in market prices.  Fair value changes may be experienced in a single financial instrument, or in a series of financial instruments in a particular industry sector, or in financial instruments globally as a result of adverse changes in capital markets.  The Company incurs fair value risk directly through its trading positions and portfolio of AFS securities, and indirectly through movements in AUM and Assets under Administration (“AUA”).  The Company’s fair value risk exposure and related risk management controls and procedures are discussed in the “Creating, Attracting and Retaining AUM and AUA” section and the “Market Risk in Trading and Investments” section of the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2008.

The following table illustrates the Company’s financial instruments that are recorded on the consolidated balance sheet at fair value and are exposed to fair value risk.  The table demonstrates the sensitivity of the Company’s earnings before taxes and OCI before taxes, net of associated expenses, for the year ended December 31, 2008 to reasonably possible changes in fair value of those instruments.  Amounts illustrated are before providing for allocation of earnings or OCI to non-controlling interests.

DUNDEE CORPORATION

Earnings before taxes and other comprehensive income before taxes, net of associated expenses, for the year ended December 31, 2008
			Effect of 3%
		Effect of 3%	absolute
		absolute	change in
		change in	fair value on
		fair value on	other
	Carrying	earnings	comprehensive
	value	before taxes	income (i)
Trading securities owned, net of trading securities sold short	$117,931	$3,275	$ n/a
Available-for-sale securities (ii):
Asset-backed commercial paper (iii)	169,478	5,084	n/a
Collateralized loan obligations (iii)	16,645	499	n/a
Mutual fund investments managed by a subsidiary	68,194	n/a	2,046
Other portfolio investments	40,413	n/a	1,212

(i)	Before taxes
(ii)	Other-than-temporary impairments in the fair value of AFS securities are recorded in net earnings
(iii)	During fiscal 2008, the decline in fair values related to ABCP and CLOs was considered an other-than-temporary impairment and, therefore, changes in fair values are charged to net earnings.

See “Market Risks in Assets under Management and Assets under Administration” section which follows for a discussion of the Company’s exposure to fair value fluctuations in AUM and AUA.

The Company also incurs fair value risk in its Exchangeable Debentures (note 13).  The carrying value of the Exchangeable Debentures is adjusted in the consolidated financial statements to reflect the market value of the underlying Dundee REIT units, provided that such adjustment does not result in a carrying value that is below the principal value of the Exchangeable Debentures outstanding.  Any change in the carrying value of the Exchangeable Debentures resulting from such adjustment is recorded in net earnings.  At December 31, 2008, the Exchangeable Debentures were carried at their principal value.

Interest Rate Risk
Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company incurs interest rate risk through some of its portfolio of investments in trading and AFS securities, including investments in ABCP and CLOs.  The risks associated with the Company’s investments in ABCP and CLOs, including the actual and potential effect on earnings before taxes and OCI before taxes for the year ended December 31, 2008, are discussed below under the “Specific Risks Associated with Operating Segments – Wealth Management” section.  The Company does not measure the effects of interest rate risk on its portfolio in isolation.

The Company also incurs interest rate risk through its variable rate corporate debt and client account margin loans and credit balances and, to a lesser extent, cash and cash equivalents and amounts related to securities borrowing activities.  This exposure arises principally on changes in Canadian dollar, U.S. dollar and Euro based interest rates.  The Company’s exposure to interest rate risk related to its investments in CLOs is discussed under the “Specific Risks Associated with Operating Segments – Wealth Management” section.  In general, for every 50 basis point change in market interest rates, earnings before taxes and non-controlling interest related to variable rate corporate debt, excluding real estate debt, for the year ended December 31, 2008 would change by approximately $713,000.  In general, for every 50 basis point change in market interest rates, earnings before taxes related to client account margin loans and credit balances for the year ended December 31, 2008 would change by approximately $121,000.  The Company’s exposure to its variable rate real estate debt is discussed under the “Specific Risks Associated with Operating Segments – Real Estate” section.

DUNDEE CORPORATION

Currency Risk
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company incurs currency risk primarily on its U.S. dollar and Euro denominated CLOs and DundeeWealth’s $500,000,000 revolving term credit facility to the extent that it is drawn in U.S. dollars and Euros.  The Company’s exposure to currency risk related to its investments in CLOs is discussed under the “Specific Risks Associated with Operating Segments – Wealth Management” section.  DundeeWealth’s exposure to currency risk related to its foreign-currency-denominated debt is illustrated in the following table, which demonstrates the sensitivity of earnings before taxes and non-controlling interest to a reasonably possible change in U.S. dollar and Euro exchange rates, with all other variables held constant.  The effect on earnings before taxes reflects (i) the revaluation of the debt at December 31, 2008 using a revised spot rate and (ii) the effect of a revised average quarterly exchange rate used to translate the related interest expense for the year ended December 31, 2008.

Earnings before taxes for the year ended December 31, 2008

Earnings before taxes for the year ended December 31, 2008
Effect on earnings
before taxes assuming an absolute
3% change in exchange rates
U.S. dollars	$1,582
Euros	$1,206

DundeeWealth’s brokerage subsidiary enters into forward foreign exchange contracts to manage currency risk on pending securities settlements in currencies other than the Canadian dollar.  At December 31, 2008, the notional value of outstanding forward foreign exchange contracts was $105,740,000.  DundeeWealth does not apply the principles of hedge accounting to these contracts and therefore, changes in the fair value of these derivatives, which are caused by fluctuations in foreign exchange rates, are recorded in earnings during the period in which they occur.  Given the short-term nature of these derivatives, any changes in fair value stemming from reasonably possible changes in foreign exchange rates would have a nominal effect on earnings before taxes for the year ended December 31, 2008.

Market Risk in Assets under Management and Assets under Administration
DundeeWealth’s exposure and related risk management controls and procedures are discussed in the “Market Influences” and “Creating, Attracting and Retaining AUM and AUA” sections of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2008.

AUM are exposed to various forms of market risk, including, but not limited to, fair value risk, interest rate risk and currency risk.  These risks transfer to DundeeWealth through the generation of management fee revenues, net of associated trailer service fees, which are calculated as a percentage of the net asset value of the respective mutual fund or other discretionary portfolio being managed.  Management fee revenue also includes performance fees that DundeeWealth earns when the market appreciation of certain AUM exceeds established benchmarks.  DundeeWealth does not quantify its exposure to these risks in isolation; however, in general, for every 3% change in the net asset value of AUM, earnings before taxes and non-controlling interest defined as revenues less trailer service fees, for the year ended December 31, 2008 would change by approximately $9,588,000, before accounting for any changes in performance fees that may be generated by such a change in fair value.

DUNDEE CORPORATION

The following table, which includes a breakdown of the December 31, 2008 AUM by asset type and base currency, provides additional insight regarding DundeeWealth’s exposure to various forms of market risk.

	AUM by Asset Type			AUM by Base Currency
Equity		$17,825,000	Canadian dollars		$19,022,000
Fixed income		7,601,000	U.S. dollars		4,817,000
			Other		1,587,000
Total		$25,426,000	Total		$25,426,000

DundeeWealth also incurs market risk through its exposure to fluctuations in AUA.  Adverse global market conditions may impact the Company’s AUA and net earnings through a reduction in client trading and underwriting activity.  While the Company does not quantify its exposure to these risks in isolation, it does monitor the portion of its AUA of $19,120,000,000 which is subject to trailer fees and therefore directly impacts trailer fee revenue.  In general, for every 3% change in the net asset value of AUA invested in mutual funds, earnings before taxes and non-controlling interest, net of associated expenses, for the year ended December 31, 2008 would change by approximately $841,000.

Credit Risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Credit risk arises from cash and cash equivalents held with banks and financial institutions, accounts receivable, client accounts receivable and derivative financial instruments (foreign exchange forward contracts).  The maximum exposure to credit risk is equal to the carrying value of these financial instruments.

A substantial portion of the Company’s accounts receivable relates to management fees receivable from the funds managed by DundeeWealth.  There are no significant concentrations of credit risk within the Company.

One of the primary sources of credit risk to DundeeWealth arises when it extends credit to clients to purchase securities by way of margin lending.  Margin loans are due on demand and are collateralized by the financial instruments in the client’s account.  DundeeWealth faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if DundeeWealth is unable to recover sufficient value from the collateral held.  Amounts loaned to any client are limited by DundeeWealth’s credit limits, which are generally more restrictive than those required by applicable regulatory policies.  To minimize the financial risks associated with client margin activities, DundeeWealth applies certain credit standards, conducts ongoing financial reviews with respect to clients and monitors credit exposure to individual counterparties on an ongoing basis.

DundeeWealth manages its credit risk in certain types of trading activities through the establishment of aggregate limits by individual counterparty, reviewing security and loan concentrations and marking to market collateral provided on certain transactions.  For the year ended December 31, 2008 and historically, DundeeWealth has not incurred any material loss arising from a counterparty default.

Additionally, the real estate segment manages its exposure to credit risk by attracting tenants and land buyers of sound financial standing, diversifying its mix of tenants and ensuring adequate security has been provided in support of loans.

Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.  The Company manages its liquidity risk through the management of its capital structure and financial leverage as discussed further in the “Liquidity and Capital Resources” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2008.

DUNDEE CORPORATION

The following table summarizes the maturity profile of the Company’s financial liabilities as at December 31, 2008.

	Carrying Amount	Contractual Term to Maturity
Bank indebtedness (note 11)	$-	No fixed term to maturity
Accounts payable and accrued liabilities	291,029	Typically due within 20 to 90 days
Client deposits and related liabilities (note 12)	408,647	Due on demand
Corporate debt (i) (note 13)	529,507	Subject to term facilities
Series 1 preference shares, DundeeWealth (note 14)	152,978	Retractable by the holder after March 13, 2017
Preference shares (note 14)	147,371	Retractable by the holder after June 30, 2016
Total	$1,529,532

(i)      Contractual term to maturity related to the real estate debt is disclosed below under the “Specific Risks Associated with Operating Segments – RealEstate” section.

Specific Risks Associated with Operating Segments

Wealth Management

Asset-Backed Commercial Paper
At December 31, 2008, DundeeWealth held ABCP with a par value at maturity of $379,425,000.  In mid-August 2007, certain ABCP trusts failed to rollover their matured paper in the usual course of business, resulting in significant liquidity issues.  Affected ABCP has not traded in active markets since mid-August 2007 and there are no market quotations available for these securities as at December 31, 2008.

On March 17, 2008, a court order was obtained through which a restructuring of affected ABCP was expected to occur under the protection of the Companies’ Creditors Arrangement Act.  On December 11, 2008, the committee created to propose a restructuring solution to the liquidity problem facing ABCP, announced that an agreement in principle had been reached amongst various key participants in the proposed restructuring plan. As part of the final agreement, the governments of Canada and Quebec, with participation from Ontario and Alberta, together with certain other participants in the restructuring provided additional margin facilities, as further described below.  In addition, the restructuring included a time-dependent moratorium on collateral calls to July 16, 2010 and included amendments to spread-loss trigger tables.  The Superior Court of Ontario granted the Plan Implementation Order on January 12, 2009 and the arrangement was certified by the Court on January 21, 2009.

The restructuring plan, as implemented on January 21, 2009, exchanged the affected ABCP for longer-term, floating rate notes (“FRNs”) designed to match the maturities of the underlying assets.

The restructuring pooled certain assets of all the affected ABCP conduits, and subsequently allocated them on a pro-rata basis to two newly created Master Asset Vehicles referred to as MAV 1 and MAV 2.  Certain larger investors participated in MAV 1 which required self-funding against possible margin calls by participants in a margin funding facility.

DundeeWealth is an investor in MAV 2, in which a third-party funding facility was established and generally funded by a group of third-party lenders.  MAV 2 issued Class A-1, Class A-2, Class B and Class C notes to ABCP noteholders.  Each class of notes that DundeeWealth received was supported by a portfolio of unleveraged and leveraged corporate CDOs, traditional securitized assets and certain hybrid assets.

Trusts with ABCP supported solely by traditional securitized assets were placed in a separate Master Asset Vehicle referred to as MAV 3 and noteholders received FRNs with maturities based upon the maturities of the underlying assets.  The FRNs are to amortize and be repaid as assets mature or are sold.  DundeeWealth is also a participant in MAV 3.

DUNDEE CORPORATION

Assets in each Master Asset Vehicle, for which the credit quality is uncertain, are designated as ineligible assets and are supported by notes designated as IA Tracking Notes which bear interest at the net rate of return generated by the corresponding designated tracking asset.

DundeeWealth received its replacement notes immediately following approval of the restructuring.  The allocation of the notes in MAV 2 and MAV 3 received by DundeeWealth were consistent with its expectations.  Approximately 71% of DundeeWealth’s original investment in ABCP was replaced with senior Class A-1 and Class A-2 long term FRNs issued in MAV 2.  These notes have been assigned a rating of “A” by DBRS.  The notes have a legal maturity date that extends into 2056, although expectation is that these notes will be repaid earlier than their legal maturity.  DundeeWealth has also received subordinated Class B and Class C long-term FRNs of MAV 2 representing approximately 8% of its original ABCP investment.  Assets in MAV 2 which have uncertain credit quality were restructured on a transaction-by-transaction basis and DundeeWealth has received long-term FRNs as a result.  Additionally, the traditional securitized assets in MAV 3 were also restructured on an individual transaction-by-transaction basis and DundeeWealth has also received long-term FRNs for these assets. The individual notes issued from MAV 2 and MAV 3 received by DundeeWealth represent approximately 19% of its original investment.  DundeeWealth has no recourse to recover the remaining 2% of its ABCP portfolio.

Prior to the restructuring, and at December 31, 2008, the ABCP investments held by DundeeWealth were considered AFS financial instruments for accounting purposes and were reported at their fair value.  Fair value, among other things, is a function of the market’s perception of the risks associated with the asset.  Given that, as at December 31, 2008, these assets were not distributing interest and the new restructured securities were not yet issued, the valuation approach applied by DundeeWealth used publicly available information, either from DBRS or from the information statement outlining the restructuring plan, to determine the type and characteristics of assets in each of the affected trusts.  This information was assessed on a transaction-by-transaction basis for each trust in which DundeeWealth owns affected ABCP.  Using a valuation technique, DundeeWealth assigned values to each asset type in each affected trust in which DundeeWealth holds ABCP.  An overall dollar weighted average valuation across all affected trusts was then calculated.

DundeeWealth’s determination of fair value of traditional assets continues to be based primarily on discussions with third party dealers or, where available, the most recent trading prices of similar securities.  As proxy for the fair value of hybrid securitized assets, DundeeWealth considered credit indices on structured finance products including the ABX, TABX and CMBX indices.

Fair value of leveraged and unleveraged corporate CDOs held within the ABCP investments is determined using a pricing model which requires inputs of initial and current credit spreads, a risky annuity and a leverage factor.  Generally and with all other factors remaining constant including the vintage of assets, the fair value of ABCP is expected to decline in periods of increasing credit spreads.

Based on its analysis, DundeeWealth determined that it is necessary to recognize a fair value adjustment in its ABCP investments as at December 31, 2008 of $113,827,000, of which $75,885,000 and $37,942,000 were recorded in the first and third quarters of 2008, respectively.  In the prior year, DundeeWealth had provided $94,856,000 against the carrying value of its investment in ABCP, including $57,600,000 that was included in discontinued operations relating to Dundee Bank (note 3).  This equates, in total, to approximately 55% of the par value of ABCP held.  As the ABCP conduits failed to meet their scheduled maturities and interest payments to noteholders during the standstill period, DundeeWealth determined that the fair value adjustments reflected an other-than-temporary impairment of ABCP investments and therefore recognized the adjustments in net earnings.

DUNDEE CORPORATION

While DundeeWealth’s valuation technique, as outlined above, has taken into account recent market volatility and the implementation of the restructuring plan, there is no assurance that the pricing of these assets will not increase or decline in future periods or that following the restructuring, the restructured notes will trade at a market value which is the same as their fair value.  Furthermore, there is no assurance that DundeeWealth’s investment will trade at a value equivalent to their fair value.  As a result of these uncertainties, and the fact that DundeeWealth’s valuation methodology was based on incomplete information, these estimates may change materially in subsequent reporting periods.

Subsequent to December 31, 2008 and as part of the implementation of the reorganization plan, DundeeWealth received interest of $12,263,000 in respect of its portfolio of ABCP.

Collateralized Loan Obligations
At December 31, 2008, DundeeWealth held 27 positions in CLOs, including U.S. dollar denominated CLOs with a par value of US$88,550,000 and Euro denominated CLOs with a par value of €15,500,000.  The CLOs are collateralized by a diversified portfolio of senior secured first-lien corporate loans and are, for the most part, unlevered.  Of the 27 positions held, five were rated BBB, 12 were rated BB and the remaining 10 positions were investments in equity tranches.  For the year ended December 31, 2008, DundeeWealth earned $13,926,000 (2007 – $6,786,000), of investment income from its portfolio of CLO investments.  There were no defaults in scheduled interest payments during 2008.

A number of factors continue to exert downward pressure on CLO pricing which has resulted in limited trading, despite the significant supply of CLO products.  During the fourth quarter of 2008, DundeeWealth determined that its CLO investments were impaired on an other-than-temporary basis.  As a result, DundeeWealth recognized in net earnings a fair value adjustment of $99,961,000 against the carrying value of its CLO investments, of which $69,567,000 was a transfer from OCI and $30,394,000 was the fourth quarter’s writedown.

Management uses various measures to monitor the credit quality of loans supporting its CLO investments, including two main macro measures that are relatively standard in assessing the underlying credit quality of loans in each CLO portfolio.

The first measure is the weighted average rating factor (“WARF”) of each CLO investment.  Each CLO has a WARF maximum which, if exceeded, prohibits the manager from purchasing new loans that would otherwise further cause deterioration in the WARF.  During the fourth quarter of 2008, the WARF increased by two times the increase experienced during the first three quarters of 2008.  Furthermore, certain of the CLO portfolios had exceeded their individual WARF maximums at December 31, 2008.  At September 30, 2008, all investments complied with their WARF maximums.

A second measure is the relative size of the CCC-rated bucket in each CLO portfolio, generally referred to as the CCC content of the CLO.  Generally, an increasing number of CCC-rated loans may be seen as a form of credit deterioration and precursor to default.  Similar to the WARF maximum described above, each portfolio will generally have a CCC content maximum.  If breached, the manager of the CLO is limited in its ability to make further investments in CCC or lower-rated assets.  Furthermore, the CCC content may result in a cash diversion away from the equity and lower-rated tranches of the particular CLO.  While there was a continuing increase in CCC content throughout 2008, during the fourth quarter a significant number of CLOs exceeded their CCC content limits.

The deterioration in these two factors, along with various other measures that DundeeWealth uses to assess credit quality suggested that there was objective evidence of financial difficulty of the collateral supporting each CLO investment.

DUNDEE CORPORATION

DundeeWealth incurs interest rate risk and currency risk related to its portfolio of CLO investments.  The following table demonstrates the sensitivity of the Company’s earnings before taxes and OCI before taxes, for the year ended December 31, 2008, to reasonably possible changes in market interest rates and foreign exchange rates.  The foreign exchange rate portion of the table reflects (i) the effect of the revaluation of the CLOs at December 31, 2008 using a revised spot rate which is reflected in OCI and (ii) the effect of a revised average quarterly exchange rate used to translate the related investment income which is reflected in net earnings.  To the extent that the Company determines that its portfolio of CLO investments has been other-than-temporarily impaired, the foreign exchange effect in OCI relating to the revaluation of the CLOs would be included in net earnings.

Earnings before taxes and other comprehensive income before taxes, for the year ended December 31, 2008

	Effect on earnings before taxes assuming 50 basis point absolute change in market interest rates	Effect on earnings before taxes assuming an absolute 3% change in foreign exchange rates	Effect on other comprehensive income before taxes assuming an absolute 3% change in exchange rates
U.S. dollars	$338	$324	$366
Euros	$43	$94	$133

DundeeWealth has borrowed in U.S. and Euro currencies in order to economically protect itself against foreign exchange fluctuations in its foreign-currency-denominated CLO investments.  At December 31, 2008, approximately 46% of the par value of U.S. dollar denominated CLOs and 38% of the par value of Euro denominated CLOs were economically hedged using foreign-currency-denominated debt.  The Company has elected not to apply hedge accounting to these strategies.

Real Estate
Real estate debt included in the Company’s real estate segment creates specific interest rate risk and liquidity risk.  In addition, the foreign exchange forward contract in the real estate segment creates currency risk.

Interest Rate Risk
The Company incurs interest rate risk through the real estate segment’s variable rate real estate debt.  This exposure arises principally on changes in Canadian dollar interest rates.  In general, for every 50 basis point change in market interest rates, earnings before taxes related to variable rate real estate debt for the year ended December 31, 2008 would change by approximately $457,000.

Liquidity Risk
The following table summarizes the scheduled principal repayments and debt maturities in respect of real estate debt.

		Demand Revolving
Principal Repayments	Mortgages	Credit Facilities	Land Mortgages	Housing Advances	Term Debt	TOTAL
2009	$3,956	$85,408	$16,144	$119,870	$2,512	$227,890
2010	833	-	3,826	300	669	5,628
2011	866	-	751	75	712	2,404
2012	912	-	801	-	751	2,464
2013	960	-	143	-	789	1,892
2014 and thereafter	29,955	-	-	-	444	30,399
TOTAL	$37,482	$85,408	$21,665	$120,245	$5,877	$270,677
Adjusted for:
Acquisition date fair value debt adjustment						(1,645)
Deferred financing						(259)
As at December 31, 2008						$268,773

DUNDEE CORPORATION

Currency Risk
The Company’s real estate segment has entered into a foreign exchange forward contract to purchase a total of US$13,464,000 of currency at specific dates, which commenced on September 2, 2008 and ends on February 1, 2010.  The foreign exchange forward contract hedges the real estate segment’s exposure to foreign currency risk related to its future funding obligations for capital projects.  As of December 31, 2008, the balance to be purchased under this foreign exchange forward contract was US$10,472,000. There is no ineffectiveness relating to this hedging relationship, therefore no amount of gain or loss was recognized in net earnings for the period.  As determined using a derivative valuation model, a 3% change in foreign exchange rates would result in an approximate $400,000 adjustment to OCI before non-controlling interests.

Resources

Eurogas is exposed to financial risks due to the nature of its business and the financial assets and liabilities that it holds.

Interest Rate Risk
Eurogas incurs interest rate risk through its discounted notes and GICs and, to a lesser extent, its cash position.  The investments in discounted notes and GICs are designated as held-for-trading financial instruments and are measured at fair value.  As a result, the effect of interest rate changes are recognized in net income in the period incurred.  For every 50 basis point change in market interest rates, net income before income taxes related to discounted notes and GICs would change by approximately $115,000.  Notes receivable are at fixed rates of interest and therefore are not subject to interest rate risk.

Currency Risk
Eurogas periodically has accounts receivable and accounts payable denominated in foreign currencies, primarily Euros and US dollars.  As a result of the deconsolidation of Escal (note 3), Eurogas has a Euro denominated loan to Escal.  A 3% change in the foreign exchange translation rate of Euro to Canadian dollar relating to these activities would result in a change to net earnings of approximately $66,000.

Eurogas’ equity investment in Escal is considered a self-sustaining operation and the current method is used for translating the results of its operations with unrealized foreign currency translation adjustments included in OCI.  A 3% change in the foreign exchange translation rate of Euros to Canadian dollars would change the value of the equity investment in Escal by approximately $52,000, with the unrealized foreign exchange amount recognized in OCI.

Eurogas also has certain cash balances that are denominated in US dollars in order to facilitate US dollar transactions.  The Company does not incur significant currency risk in respect of these balances, as the amount of cash held in foreign currency is not significant.

Equity Accounted Investments
The various risk factors discussed above may impact the Company’s equity accounted investments and therefore impact future net earnings and OCI.  The Company, however, does not measure or monitor these risks in isolation.

DUNDEE CORPORATION

23.	CAPITAL MANAGEMENT

The Company defines the capital that it manages as the aggregate of its shareholders’ equity and interest bearing debt, including outstanding preference shares.  The following table summarizes the carrying value of the Company’s capital as at December 31, 2008 and 2007.

Type of capital	2008	2007
Shareholders' equity	$880,839	$1,120,256
Corporate debt	529,507	355,714
Series 1 preference shares, DundeeWealth	152,978	152,655
Preference shares	147,371	147,020
	$1,710,695	$1,775,645

The Company’s objectives when managing capital include (i) ensuring that the Company and all of its regulated entities meet relevant regulatory capital requirements; (ii) ensuring that the Company is able to meet its financial obligations as they become due, whilst ensuring compliance with all applicable debt covenants; (iii) ensuring that the Company has sufficient capital to manage the land and housing business in the real estate segment and the exploration and development activities in the resources segment; (iv) ensuring that the Company has sufficient capital available to benefit from acquisition opportunities, should they arise; and (v) ensuring adequate returns for shareholders.  The Company regularly assesses its capital management practices in response to changing economic conditions.

Certain of the Company’s subsidiaries are subject to regulatory capital requirements as described in the “Liquidity and Capital Resources” section of the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2008.  At December 31, 2008, regulated subsidiaries exceeded required levels of regulatory capital, with working capital of $45,189,000 (2007 – $115,394,000) in its investment management business and excess regulatory capital of $64,209,000 (2007 – $36,824,000) in its brokerage business.

As at December 31, 2008, the Company and its subsidiaries complied with all regulatory capital requirements and all debt covenants.

24.	COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Commitments

Lease Commitments
The Company and its subsidiaries have operating and capital lease agreements for premises and equipment pursuant to which future minimum annual lease payments, exclusive of operating costs and realty taxes, are as follows:

2009	$16,281
2010	12,212
2011	10,498
2012	9,586
2013	7,372
Thereafter	54,648
$110,597

DUNDEE CORPORATION

Wealth Management Commitments

Future Compensatory Awards
DundeeWealth has established compensation arrangements pursuant to which certain employees and advisors have been awarded grants that provide for the delivery of shares or other forms of compensation in the future, subject to vesting requirements as provided in the terms of each arrangement (note 19).  In addition to DundeeWealth’s share incentive arrangements and other forms of stock based compensation, DundeeWealth has commitments of $12,174,000 in other future compensatory awards pursuant to retention award arrangements (note 19).

Shareholders’ Agreement
In connection with The Bank of Nova Scotia’s (“Scotiabank”) investment in DundeeWealth, Dundee Corporation and Scotiabank entered into a shareholders’ agreement outlining their respective rights and interests as shareholders of DundeeWealth. The shareholders’ agreement includes matters relating to the purchase of shares, board representation, rights of first offer and matching offers in the event a shareholder wishes to dispose of their interest.  In a specific circumstance, should the Company dispose of its shares in DundeeWealth to a third party, Scotiabank may be entitled to a fee payable by DundeeWealth in an amount between $20,000,000 and $40,000,000.

Real Estate Commitments

Shareholders’ Agreement in Respect of Dundee Realty
The Company has entered into a shareholders’ agreement with the non-controlling shareholder of Dundee Realty pursuant to which the Company has agreed to repurchase the interest of the non-controlling shareholder in certain circumstances at fair market value at the time of purchase.

Land Purchase Agreements and Estimated Costs to Complete
Dundee Realty has commitments under land purchase agreements totalling $2,832,000 as at December 31, 2008 (2007 - $11,639,000) which will become payable in future periods upon the satisfaction of certain conditions pursuant to these agreements.  Estimated costs to complete land and housing and condominium projects which have not been accrued at December 31, 2008 were $8,265,000 (2007 - $5,782,000).

Wind Turbine Purchase Agreement
Dundee Realty has commitments under a wind turbine purchase agreement through its joint venture investment in the windmill development project for $10,470,000 which will become payable upon delivery and installation of certain equipment.

DUNDEE CORPORATION

Contingent Liabilities

Legal Contingencies
A subsidiary of DundeeWealth has been named in claims for approximately $5,000,000 plus costs and interest initiated by certain former clients of a former financial advisor.  The Company and its subsidiaries are also defendants in various other legal actions.  The Company intends to vigorously defend itself against these claims.  Although the ultimate outcome of these matters cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management, based on information currently available, that these are not material liabilities, adequate provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.

Acquisition Contingencies
Contingent consideration related to business acquisitions are disclosed in note 3.

Off-Balance Sheet Arrangements

Indemnification Agreements
In the normal course of business, the Company executes agreements that provide for indemnifications to third parties in transactions such as business combinations.  The Company has also agreed to indemnify its directors and officers and those of certain of its subsidiaries and to indemnify members of the Board of Governors of its managed funds, to the extent permitted under corporate law, against costs and damages that may be incurred by these individuals as a result of lawsuits or any other proceedings in which they are sued as a result of their service.  The nature of these agreements precludes the possibility of making a reasonable estimate of the maximum potential amount the Company could be required to pay third parties, as the agreements often do not specify a maximum amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined.  Historically, the Company has not made any payments under such indemnification agreements. No amounts have been recorded in these consolidated financial statements with respect to these indemnifications.

Real Estate Arrangements

Guarantees Issued in the Normal Course of Business
Dundee Realty and its operating subsidiaries may become liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time.

Letters of Credit and Security Bonds
Dundee Realty is contingently liable for letters of credit and security bonds that have been provided to support land developments in the amount of $39,937,000 (2007 - $24,482,000).

Joint Ventures and Co-ownerships
Dundee Realty may conduct its real estate activities from time to time through joint ventures with third party partners.  The Company is contingently liable for the obligations of the other owners of the unincorporated joint ventures in the amount of $9,861,000 as at December 31, 2008 (2007 - $6,859,000).  The Company would have available to it the other venturers’ share of assets to satisfy the obligations, if any, that may arise.

DUNDEE CORPORATION

As at and for the years ended December 31, 2008 and 2007, the Company’s share of assets, liabilities, revenues and expenses of joint ventures in respect of real estate projects is illustrated in the table that follows.

	2008		2007
	Total	Proportionate	Total	Proportionate
	Joint Ventures	Share	Joint Ventures	Share
Assets	$185,155	$68,117	$177,979	$75,303
Liabilities	$58,745	$25,401	$53,416	$25,122
Revenues		$33,557		$106,793
Expenses		29,633		67,289
Operating income		$3,924		$39,504
Cash flows from operating activities		$13,865		$31,281
Cash flows used in financing activities		$(11,981)		$(20,103)
Cash flows used in investing activities		$(7,234)		$(648)

Oil & Gas Arrangements

Commitments in Respect of Eurogas
Subsequent to the year-end, on January 19, 2009, the Tunisian Hydrocarbon Committee approved a two-year extension on the Sfax Exploration Permit, which will extend the primary term to December 8, 2011.  The extension requires that one new exploration well be drilled during the extension period.

25.	SEGMENTED INFORMATION

Wealth Management
The wealth management segment consists of the operations of DundeeWealth and its various operating subsidiaries.  Through these subsidiaries, DundeeWealth provides diversified wealth management and investment solutions including alternative and tax-advantaged products, capital markets and advisory services to financial advisors, institutions, corporations and foundations, and innovative wealth management through independent financial advisors across Canada.  The wealth management segment also includes the operations of the Company’s international wealth management activities located in the Cayman Islands and Bermuda.

Real Estate
The real estate segment includes the operations of Dundee Realty, which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Real estate operations also include a 21% interest in Dundee REIT.

DUNDEE CORPORATION

Resources
Activities in the resources segment are carried out through Dundee Resources, which acts as both a strategic investor and merchant bank, providing equity and quasi-equity financing to public and private companies focused on developing resource assets in the mining and energy businesses.  Principal resource investments include a 53% interest in Eurogas, an oil and gas company that carries on exploration, development, production, acquisition and natural gas storage activities and has its primary interests in Spain and Tunisia.

The resources segment also includes activities related to the Company’s interests in Dundee Precious and Breakwater which are accounted for by the equity method.  The resources segment also holds investments in several other public and private resource companies.

Other Investments and Corporate Costs
This segment consists of the Company’s remaining public and private investment holdings, covering a wide spectrum of industry sectors.  These investments are carried at fair value, unless accounted for on an equity basis if the Company exerts significant influence over the affairs of the investee company.  This segment also includes general corporate overhead costs, including interest on corporate debt, which are not specifically allocated to any operating division.

DUNDEE CORPORATION

Segmented Statements of Assets as at December 31,

		Wealth Management		Real Estate		Resources	Other Investments and Corporate Costs			Intersegment		TOTAL
For the year ended December 31,	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
SEGMENTED OPERATIONS
Revenues	$823,941	$1,007,451	$400,622	$377,683	$3,105	$4,472	$12,412	$23,239	$(11,425)	$13,913)	(1,228,655	$1,398,932
Expenses	802,362	845,533	307,281	253,503	10,952	11,487	22,353	30,725	(14,697)	(17,185)	1,128,251	1,124,063
Equity losses (earnings)	-	-	(1,468)	(15,926)	37,158	(13,909)	-	(97)	-	-	35,690	(29,932)
Fair value adjustments	231,008	37,607	-	-	149,533	-	4,751	-	-	-	385,292	37,607
Foreign exchange loss (gains)	14,044	(5,541)	-	-	(1,744)	46	293	82	-	-	12,593	(5,413)
Gain on exchangeable debentures	-	-	-	-	-	-	(1,314)	(18,237)	-	-	(1,314)	(18,237)
OPERATING (LOSS) EARNINGS BEFORE
UNDERNOTED ITEMS	(223,473)	129,852	94,809	140,106	(192,794)	6,848	(13,671)	10,766	3,272	3,272	(331,857)	290,844
Loss on sale of subsidiary	(17,679)	-	-	-	-	-	-	-	-	-	(17,679)	-
Non-controlling interest	95,902	(43,080)	(22,566)	(16,231)	972	985	-	-	-	-	74,308	(58,326)
NET (LOSS) EARNINGS BEFORE
NON-SEGMENTED ITEMS	(145,250)	86,772	72,243	123,875	(191,822)	7,833	(13,671)	10,766	3,272	3,272	(275,228)	232,518
Dilution gains											578	136,591
Income taxes											78,389	(91,470)
NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS	(145,250)	86,772	72,243	123,875	(191,822)	7,833	(13,671)	10,766	3,272	3,272	(196,261)	277,639
Earnings (loss) from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	69	(79,815)	-	-	-	-	-	-	-	-	69	(79,815)
Share of earnings of discontinued operations of
Dundee REIT, net of tax	-	-	-	95,909	-	-	-	-	-	-	-	95,909

NET (LOSS) EARNINGS FOR THE YEAR	$(145,181)	6,957	$72,243	$219,784	$(191,822)	$7,833	$(13,671)	$10,766	$3,272	$3,272	(196,192)	$293,733

Segmented Statements of Assets as at December 31,
		Wealth Management		Real Estate		Resources	Other Investments and Corporate Costs			Intersegment		TOTAL
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Cash and cash equivalents	$147,113	$82,411	$16,506	$36,729	$2,688	$6,383	$1,277	$1,392	$-	$-	$167,584	$126,915
Goodwill	375,967	411,828	-	-	-	-	-	-	-	-	375,967	411,828
Other assets	1,474,894	1,881,920	832,921	671,808	183,903	349,542	45,691	167,083	-	-	2,537,409	3,070,353
TOTAL ASSETS	$1,997,974	$2,376,159	$849,427	$708,537	$186,591	$355,925	$46,968	$168,475	$-	$-	$3,080,960	$3,609,096

DUNDEE CORPORATION

26.	RELATED PARTY TRANSACTIONS

Other than as disclosed elsewhere in these consolidated financial statements, related party transactions and balances as at and for the years ended December 31, 2008 and 2007 are as follows.

Wealth Management
DundeeWealth and its subsidiaries, in the course of their regular business activities, conduct routine transactions with the Company and with the Company’s affiliates, including certain of Dundee Corporation’s equity accounted investees.  Generally, transactions between DundeeWealth, the Company and these related entities are conducted on normal market terms and are recorded at their exchange value.

Financial Services Revenue
DundeeWealth’s investment management subsidiary trades securities through registered brokers on behalf of its mutual fund clients and other discretionary client portfolios. These transactions may be conducted through DundeeWealth’s brokerage subsidiary and are conducted in accordance with a negotiated discounted schedule.  In addition, DundeeWealth Financial may facilitate the purchase and sale of foreign currencies on behalf of these clients.

DundeeWealth’s brokerage subsidiary may participate in corporate finance related activities, including financial advisory activities for the Company, its subsidiaries and affiliates, including equity accounted investees and fiduciary accounts managed by DundeeWealth.

Officers, directors and employees of the Company, its subsidiaries and other related parties may make use of the facilities of DundeeWealth’s brokerage firm and mutual fund dealer.

Investments in Assets Managed by Subsidiaries of DundeeWealth
As at December 31, 2008, the Company held mutual funds and other investments with a net carrying value of $68,779,000 (2007 – $172,601,000) managed by the investment management subsidiary of DundeeWealth.  In addition, included in cash and cash equivalents at December 31, 2008 is $4,792,000 (2007 – $852,000) invested in a money market mutual fund managed by the investment management subsidiary of DundeeWealth.

Agreements with Mutual Funds
Goodman & Company Investment Counsel Ltd. (“Goodman & Company”) acts as a manager for Dynamic FundsTM (the “Funds”) in accordance with the respective agreements between the Funds and Goodman & Company.  In return, Goodman & Company is responsible for management services and all costs connected with the distribution of securities of the Funds.  A significant portion of the management fees Goodman & Company earned in 2008 and 2007 were from the Funds.  As at December 31, 2008, Goodman & Company had $31,412,000 (2007 – $148,540,000) receivable from the Funds.  Goodman & Company also acts as trustee for the Funds that are mutual fund trusts.

Real Estate

Transactions with Certain Officers of the Company
In 2005, in accordance with employment arrangements made with an officer of Dundee Realty, Dundee Realty agreed to sell 4% of its interest, net of debt, in The Distillery Historic District to such officer at Dundee Realty’s cost of approximately $365,000 and agreed to permit such executive to participate to the extent of 10% in a $6,601,000 loan made to the co-owners of The Distillery Historic District.

DUNDEE CORPORATION

Dundee Realty provided a loan to an officer.  At December 31, 2008, the amount outstanding was $517,000 (2007 - $425,000).  The loan accrues interest at 3% per annum and is secured by a deed of trust on a residential property.

In 2007, Dundee Realty issued a promissory note bearing interest at a rate of prime plus 1% to the non-controlling shareholder in the amount of $8,917,000. The loan was repaid in 2008.

Dundee Realty Asset Management Agreement
Effective August 24, 2007 and subsequent to the disposition by Dundee REIT of certain properties to GE (note 3), Dundee Realty entered into an asset management agreement with Dundee REIT pursuant to which Dundee Realty provides certain asset management services to Dundee REIT and its subsidiaries.  The asset management agreement provides for a broad range of asset management services, the remuneration for which includes: a base annual management fee, an incentive fee based on exceeding certain benchmarks relating to funds from operations, and certain other fees as defined in the agreement.  For the year ended December 31, 2008, Dundee Realty received fees of $6,213,000 (2007 - $2,122,000).

27.	FUTURE ACCOUNTING CHANGES

Asset Recognition Including Goodwill and Intangible Assets
Amendments to CICA handbook section 1000, “Financial Statement Concepts” and new CICA handbook section 3064, “Goodwill and Intangible Assets”, which replaces CICA handbook section 3062, “Goodwill and Other Intangible Assets”, have been issued and apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  This guidance reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition.  Under the amendments to CICA handbook section 1000, effective January 1, 2009, the deferral and matching of operating expenses over future revenues is no longer appropriate.  The Company is currently assessing the impact of this new accounting guidance.

Business Combinations
In January 2009, the CICA issued CICA handbook section 1582, “Business Combinations”, section 1601, “Consolidations”, and section 1602, “Non-controlling Interests”.  These sections replace the former CICA handbook section 1581, “Business Combinations” and section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary.

CICA handbook section 1582 establishes standards for accounting for a business combination. It provides the Canadian equivalent to IFRS 3, “Business Combinations” (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA handbook section 1601 establishes standards for the preparation of consolidated financial statements.

CICA handbook section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is the equivalent of the corresponding provisions of IFRS IAS 27, “Consolidated and Separate Financial Statements” (January 2008).

CICA handbook section 1601 and section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  Section 1582, section 1601 and section 1602 must be adopted concurrently.  The Company is currently evaluating the impact of the adoption of these sections.

DUNDEE CORPORATION

International Financial Reporting Standards
In February 2008, the CICA AcSB confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption being allowed starting in calendar year 2009.  IFRS uses a conceptual framework similar to Canadian GAAP, but there may be significant differences with respect to recognition, measurement and disclosure that may materially impact the Company's consolidated financial statements.

The implementation of IFRS will apply to the Company's interim and annual financial statements beginning on or after January 1, 2011, including the restatement of comparative amounts for 2010.  As a result, the Company has established an IFRS implementation committee with a mandate to oversee the conversion process, including any impact that the conversion may have on business practices, systems and internal controls over financial reporting.  During the year, the implementation committee completed an initial analysis of the significant differences between IFRS and the Company's current accounting policies, including an assessment of the impact of various accounting alternatives offered pursuant to IFRS.  The implementation committee also implemented an education program for key employees responsible for financial reporting.

28.	SUBSEQUENT EVENTS

In April 2008, EII and its joint venture partner, Atlas Petroleum Exploration Worldwide Ltd. (“APEX”) entered into a farmout agreement with Delta Hydrocarbons B.V. (“Delta”), whereby Delta acquired a 50% participation in the Sfax Exploration Permit, effectively reducing EII’s 45% interest in the Sfax Exploration Permit to 22.5%, subject to a commitment to spend US$125,000,000 (the “Spending Commitment”).  If Delta does not fulfill the Spending Commitment, EII’s interest in the permit would revert to 45%.  To date, Delta has spent approximately US$110,000,000 of its commitment.

On January 27, 2009, Delta notified EII and APEX of its desire to market its participating interest under the farmout agreement.  Under the terms of the joint operating agreement, EII has a right of first offer, and together with APEX, responded with a settlement offer on February 26, 2009.  Depending on the outcome of the discussions between the joint venture partners, Delta’s interest in the joint venture may be reversed, reverting EII’s interest to 45%. If reversed, EII would be responsible for 45% of future expenditures.

DUNDEE CORPORATION

29.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s 2008 and 2007 audited consolidated financial statements have been prepared in accordance with Canadian GAAP.  These principles differ, in the following material respects, with those principles that the Company would have followed had its audited consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

a)	FAIR VALUE OPTION
Canadian GAAP requires that the Company account for investments in which it has significant influence using the equity method, whereby the Company recognizes in its earnings, its proportionate share of earnings or losses of the underlying equity accounted investment, including its proportionate share of income recorded as discontinued operations and any other-than-temporary impairments.  Under US GAAP, Statement of Financial Accounting Standard (“SFAS”) 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement of certain financial assets and liabilities, including those investments  where the Company exercises significant influence.  The Company elected the fair value option in respect of its equity accounted investments effective January 1, 2007 and accordingly, for US GAAP purposes, these investments are accounted for at their fair value with the change in the fair value recognized in earnings.  Any interest or dividends earned from these financial instruments are recognized in investment income.

Canadian GAAP requires that equity accounted investments be assessed for other-than-temporary impairment if the market value of the equity accounted investment is below its carrying value for a significant or prolonged period of time.  During 2008, the Company recognized an other-than-temporary impairment on its equity accounted investments.  For US GAAP purposes, this other-than-temporary impairment has been reversed, as equity accounted investments are carried at their fair value.

b)	INCOME TAXES
The Company has adopted Financial Accounting Standards Board (“FASB”) interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes”.  The application of FIN 48 did not impact the Company in 2008 and 2007.

c)	STOCK BASED COMPENSATION
Prior to 2006, under US GAAP, the Company followed the principles of Accounting Principles Board (“APB”) No. 25 “Accounting for Stock Issued to Employees”, as amended by SFAS 123 “Accounting for Stock-Based Compensation”, for purposes of measuring stock based compensation using the intrinsic method.  Under this method, compensation expense was measured as the excess, if any, of the quoted market price of the Company’s shares over the award’s exercise price, as measured on the measurement date.  This compensation expense was reflected over the vesting periods of the underlying awards.  The Company’s stock-based awards were granted with an exercise price equal to market value and do not include a cash-settlement feature.  Accordingly, no compensation expense was recognized under US GAAP.  However, effective January 1, 2006, the Company adopted SFAS 123R “Share-Based Payment”, which is similar to CICA Handbook Section 3870 “Stock-Based Compensation”, which requires the recognition of stock-based compensation at fair value. As a result, the Company has no US and Canadian GAAP differences for stock-based awards issued after January 1, 2006.  Amounts in 2008 relating to differences in stock-based compensation between Canadian and US GAAP relate to the exercise of stock-based awards in 2008 that had been granted prior to January 1, 2006.

d)	COSTS INCURRED TO SELL REAL ESTATE PROJECTS
In prior years, Canadian GAAP permitted the capitalization of certain selling costs relating to housing and condominium projects, with such amounts being subsequently expensed as part of cost of goods sold when revenue was recognized on the sale of the project.  Pursuant to US GAAP, these costs may only be capitalized if there is reasonable assurance that these costs will be recovered and if they have been incurred for tangible assets to be used throughout the selling period to assist in the sale of the

DUNDEE CORPORATION

project, or for costs of services to obtain regulatory approval of such sales.  As disclosed in note 2, effective January 1, 2008, the Company adopted CICA handbook section 3031 “Inventories”, which resulted in an adjustment to opening retained earnings. This new section has similar requirements to US GAAP in respect of these selling costs. As a result, effective January 1, 2008, there are no continuing US/Canadian GAAP differences in this respect.

e)	PRE-OPERATING EXPENDITURES
In prior years, the Company incurred pre-operating expenditures in respect of the start up of the Dundee Bank of Canada. Under Canadian GAAP, such expenditures were deferred and were being amortized to income over five years. Under US GAAP, such expenditures must be expensed as incurred. In fiscal 2007, the Company disposed of the Dundee Bank of Canada and recognized the pre-operating expenditures in discontinued operations for Canadian GAAP purposes. Under US GAAP, these pre-operating expenditures had already been expensed in prior years. As a result, in fiscal 2007, for US GAAP purposes the Company reversed the recognition of the pre-operating expenditures in discontinued operations.  In fiscal 2008, the Company had no continuing US/Canadian GAAP difference in this respect.

f)	AVAILABLE-FOR-SALE SECURITIES
Prior to January 1, 2007, the Company’s corporate investments were carried at cost.  In fiscal 2007, the Company adopted CICA handbook section 3855 “Financial Instruments – Recognition and Measurement”, which has similar requirements to SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”, whereby investments which meet the available-for-sale criteria are reported at their fair value, with unrealized gains and losses, net of taxes, reported as part of comprehensive income.  Unrealized losses on available-for-sale securities that are determined to be other-than-temporary are included in operations. As a result, beginning in fiscal 2007, there are no significant continuing US/Canadian GAAP differences in accounting for these investments.

EFFECT OF DIFFERENCES BETWEEN CANADIAN AND US GAAP ON
THE CONSOLIDATED FINANCIAL STATEMENTS

Application of the above referenced standards, as previously described, would have the following approximate effects on the audited consolidated balance sheets and the audited consolidated statements of operations and comprehensive (loss) income of the Company as at and for the years ended December 31, 2008 and 2007.

DIFFERENCES IN THE CONSOLIDATED BALANCE SHEETS	Ref	2008	2007
Increase (decrease) in equity accounted investments
Adjustment for fair value option	(a)	$(54,959)	$124,657
Decrease in capital, real estate and other assets
Adjustment for costs incurred to sell real estate projects	(d)	-	(7,979)
Increase (decrease) in associated future income tax liabilities
Adjustment for fair value option	(a)	(10,477)	31,335
Adjustment for costs incurred to sell real estate projects	(d)	-	(2,769)
Increase (decrease) in non controlling interest
Adjustment for stock based compensation	(c)	(3,565)	(3,565)
Adjustment for costs incurred to sell real estate projects	(d)	-	(1,534)
Decrease in share capital
Adjustment for stock based compensation	(c)	(285)	(249)
Decrease in contributed surplus pursuant to APB No. 25	(c)	(1,490)	(1,526)
Increase (decrease) in retained earnings
Adjustment for fair value option	(a)	(47,601)	91,380
Adjustment for stock based compensation	(c)	5,340	5,340
Adjustment for costs incurred to sell real estate projects	(d)	-	(3,676)
Adjustment for available-for-sale securities	(f)	-	(370)
Increase in accumulated other comprehensive (loss) income
Adjustment for fair value option	(a)	3,119	1,942
Adjustment for available-for-sale securities	(f)	-	370

DUNDEE CORPORATION

As at December 31, 2008, the Company’s shareholders’ equity, prepared in accordance with US GAAP would have been $839,922,000 (2007 – $1,213,467,000).

The following summarizes the consolidated statements of operations amounts in accordance with US GAAP, where such items differ from the amounts reported under Canadian GAAP, all as described above.

DIFFERENCES IN (LOSS) EARNINGS FROM CONTINUING OPERATIONS	Ref	2008	2007
Net (loss) earnings from continuing operations under Canadian GAAP		$(196,261)	$277,639
Adjustments for US GAAP
Adjustment for mark-to-market adjustments pursuant to SFAS 159	(a)	(331,852)	(88,318)
Adjustment to operating costs, real estate	(d)	-	(5,514)
Adjustment to share of losses (earnings) from equity accounted investees
pursuant to SFAS 159	(a)	35,690	(29,932)
Adjustment to fair value adjustments pursant to SFAS 159	(a)	114,564	-
Effect of non controlling interest in (loss) earnings
Adjustment for costs incurred to sell real estate projects	(d)	-	740
Increase in income tax recovery
Adjustment for fair value option	(a)	42,184	-
Reduction in income tax expense
Adjustment for fair value option	(a)	-	38,299
Adjustment for costs incurred to sell real estate projects	(d)	-	1,894
Net (loss) earnings from continuing operations under US GAAP		$(335,675)	$194,808

DIFFERENCES IN (LOSS) EARNINGS FROM DISCONTINUED OPERATIONS (net of tax)	Ref	2008	2007
Net earnings from discontinued operations under Canadian GAAP		$69	$16,094
Adjustments to US GAAP earnings from discontinued operations
Adjustment to share of earnings from equity accounted investees	(a)	-	(95,909)
Adjustment for pre-operating expenditures	(e)	-	2,180
Net earnings (losses) from discontinued operations under US GAAP		$69	$(77,635)

The following summarizes the consolidated statement of comprehensive (loss) income amounts in accordance with US GAAP, where such items differ from the amounts reported under Canadian GAAP, all as described above.

DIFFERENCES IN THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME	Ref	2008	2007
Net (loss) earnings under US GAAP		$(335,606)	$117,173
Other comprehensive loss under Canadian GAAP, net of tax		(24,503)	(27,143)
Changes related to accouning for equity accounted investments, net of tax	(a)	1,177	10,207
Transfer of unrealized losses on available-for-sale securities to net earnings, net of tax	(f)	(370)	-
		$(359,302)	$100,237

DUNDEE CORPORATION

The effect of the above changes to the calculation of (loss) earnings per share is detailed below.

(Loss) earnings per share	Canadian GAAP		US GAAP
	2008	2007	2008	2007
Basic
Continuing operations	$(2.62)	$3.68	$(4.49)	$2.58
Discontinued operations	$-	$0.22	$-	$(1.03)
	$(2.62)	$3.90	$(4.49)	$1.55
Dilutive
Continuing operations	$(2.62)	$3.49	$(4.49)	$2.43
Discontinued operations	$-	$0.29	$-	$(0.89)
	$(2.62)	$3.78	$(4.49)	$1.54

FUTURE ACCOUNTING CHANGES

In December 2007, the FASB issued SFAS 141 “Business Combinations (revised 2007)” (“SFAS 141R”). SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, at their fair values as of that date, with limited exceptions specified in the Statement.  SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

In December 2007, the FASB issued SFAS 160 “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  SFAS 160 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009.  The Company is currently evaluating the impact of this standard.

DUNDEE CORPORATION